Form 10-K405, Exhibit 13
period 1997-08-31
LAIDLAW ENVIRONMENTAL SERVICES INC
filed 1997-10-31
CIK 701856

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Stockholders and Directors of
    Laidlaw Environmental Services, Inc.

Our report on the consolidated financial statements of Laidlaw Environmental Services, Inc. has been incorporated by reference in this form 10-K from page 31 of the 1997 Annual Report to Stockholders of Laidlaw Environmental Services, Inc. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the exhibit index on page 13 of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


                                           COOPERS & LYBRAND L.L.P.


Charlotte, North Carolina
October 7, 1997

                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES

Selected Financial Data

($ in thousands, except per share amounts)
Year Ended August 31                   1997             1996          1995           1994           1993
-----------------------------------------------------------------------------------------------------------
Revenues                           $   678,619     $   652,973    $   599,241    $   517,804    $   511,554

Operating income before
   restructuring                   $    66,983     $    57,319    $    59,859    $    45,548    $    52,400
   Applicable margin                       9.9%            8.8%          10.0%           8.8%          10.2%

Income (loss) from continuing
   operations                      $  (183,452)    $     6,714    $    16,765    $    22,531    $    11,654

Net income (loss) per share from
   continuing operations           $    (1.329)    $     0.056    $     0.140    $     0.188    $     0.097

Dividends per common share         $        --     $        --    $        --    $        --    $        --

Total assets                       $ 1,610,878     $ 1,491,294    $ 1,367,411    $   974,053    $   947,976

Long-term debt                     $   540,096     $    55,838    $    64,256    $    18,454    $    24,253

Weighted average common
   and common stock equivalents
   outstanding (000's)                 138,033         120,000        120,000        120,000        120,000

                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's operations, financial performance and results for each of the three fiscal years in the period ended August 31, 1997, should be read in conjunction with the Company's consolidated financial statements and related notes thereto included elsewhere herein. As a result of the reverse acquisition of Rollins Environmental Services, Inc. (the "Acquisition"), the historical financial information included herein is that of the hazardous and industrial waste operations ("Old LESI" or the "Accounting Acquirer") of Laidlaw Inc. ("Laidlaw"). The results of operations of Rollins have been included from the date of acquisition, May 15, 1997.

The following discussion and analysis of the Company's operations, financial performance and results includes statements that are considered forward-looking based on the Company's expectations and, as such, these statements are subject to uncertainty and risk. See "Factors That May Influence Future Results" below.

RESULTS OF OPERATIONS:
Fiscal Year Ended August 31, 1997 compared with Fiscal Year Ended August 31,
1996

Operating results, before the restructuring charge, are as follows ($ in millions):
Year Ended August 31                                   1997               1996
-----------------------------------------------------------------------------------
Revenue                                         $  678.6   100.0% $  653.0    100.0%
Operating expense                                  485.1    71.5%    473.6     72.5%
Depreciation and amortization                       53.5     7.9%     48.3      7.4%
Selling, general and administrative                 73.1    10.7%     73.8     11.3%
                                                ------------------------------------
Operating income                                $   66.9     9.9%  $  57.3      8.8%
                                                ====================================

Revenues
Components of Revenue ($ in millions):
Year Ended August 31                                    1997                1996
-----------------------------------------------------------------------------------
Service Center                                  $  301.6     38%    $  294.8    39%
Landfill                                           177.1     22%       190.3    25%
Incinerator                                         89.8     11%        31.4     4%
Transportation                                      95.4     12%        89.9    12%
Specialty Services                                 140.4     17%       148.0    20%
                                                -----------------------------------
                                                   804.3    100%       754.4   100%
Less: Intercompany eliminations                   (125.7)             (101.4)
                                                -----------------------------------
   Total revenue                                $  678.6            $  653.0
                                                ===================================

Revenues increased by $25.6 million, or 3.9%, during the fiscal year ended August 31, 1997, compared to the fiscal year ended August 31, 1996, supported primarily by increases in the incinerator and service center lines of business. Revenue for incinerators increased 186.0% from fiscal year 1996 reflecting the inclusion of the acquired Rollins' incineration facilities effective May 15, 1997. Service center revenue increased 2.3% over the prior year, also reflecting the Acquisition. Landfill revenue decreased 6.9% primarily due to non-recurring event projects performed in the prior year period by the Company's industrial landfill in Utah, the most significant of which included management and disposal activities related to dredging in the New York/New Jersey harbor area. Transportation revenue increased 6.1%, while specialty services decreased 5.1% from the prior year. Processing of intercompany streams increased 24.0% over the prior year, reflecting the increased utilization of the Company's acquired Rollins' incineration facilities. As a result, the Company increased the internalization of waste disposal activities to 68.0% in fiscal 1997, up from 50.0% in fiscal 1995. Management anticipates increasing the internalization of waste disposal activities to 75.0% with a full 12 month's contribution from the Acquisition.

Management's estimates of the components of changes in the Company's consolidated revenue are as follows:

                                                 Percentage Increase (Decrease)
-------------------------------------------------------------------------------
Expansion of customer base by acquisition                    6.7%
Other, primarily through volume and price changes           (2.7)%
Foreign exchange rate changes                               (0.1)%
                                                            ----
   Total                                                     3.9%
                                                            ====

The comparative increase in revenue for the year ended August 31, 1997, was primarily due to the inclusion of acquired operations, the majority of which related to the Acquisition. The increase was partially offset by lower pricing and volumes received in the early portion of fiscal 1997. Lower volumes were primarily related to dredging activities performed throughout the prior year by the Company's landfill in Utah. Revenue also decreased due to pricing and volume reductions at the Company's government services locations, the closure of a wastewater facility in May 1997 and the Company's planned downsizing of its Gulf Coast remedial

                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



Management's Discussion and Analysis of Financial Condition and Results of Operations


operations. The negative effect of these price and volume reductions were diminished in the aggregate due to improvements, primarily in the fourth quarter of the year, related to increased activity at certain of the Company's landfills and at its PCB management operations. Additional harbor dredging project work begun in the fourth quarter was also a positive factor.

The Company continues to focus on developing its sales force in order to expand the customer base in the core markets in which it operates. While the Company has taken action to protect its market share in existing regions and has established new business relationships, significant price competition has impacted revenue growth. The Company continues to take pricing actions in response to industry conditions as it attempts to maintain a competitive mix of price, performance and customer support services while managing profitability and growth. The Company strives to mitigate the effects of price reductions by reducing operating costs.

Operating Expenses
Operating expenses for the year ended August 31, 1997 increased $11.5 million, or 2.4%, from the year ended August 31, 1996. The increase was mainly due to the Acquisition. Operating expense, as a percentage of revenue, decreased to 71.5% from 72.5% in the prior year, due to economies of scale gained through the Acquisition and ongoing cost reduction initiatives.

The Company believes that its ability to manage operating costs is an important factor in its ability to remain price competitive. During fiscal 1997, the Company continued its process of consolidating common functions to reduce redundant costs and improve the Company's ability to deliver its services.

Depreciation and Amortization Expense
Depreciation and amortization expense increased $5.2 million, or 10.8%, during the year ended August 31, 1997, compared to the year ended August 31, 1996. The increase was associated with increased hazardous landfill cell consumption and related amortization during the period as well as the inclusion of the Clive, Utah incineration facility's depreciation expense as of September 1, 1996 and inclusion of depreciation and amortization related to the Acquisition as of May 15, 1997. As a percentage of revenue, depreciation and amortization expense increased to 7.9% from 7.4% during the prior year period due in part to the higher hazardous landfill disposal as a proportion of total revenue and the inclusion of the Clive facility.

Selling, General and Administrative Expenses
Selling, general and administrative expenses decreased $0.7 million, or 1.0%, during the current fiscal year versus the prior year period. The decrease was attributable to a number of cost reduction initiatives implemented and completed during the current period. As a percentage of revenue, selling, general and administrative expenses decreased to 10.7% from 11.3% in the prior year, due to the cost reduction measures and economies of scale gained through the Acquisition.

Restructuring Charge
A one-time restructuring charge of $331.7 million ($200 million after tax, or $1.45 per share) impacted the current year earnings. The charge reflected the closing of certain of the operating facilities that have become redundant, and an impairment in the carrying value of certain operating facilities due to lower expected future cash flows, as a result of the Acquisition. Management anticipates that the Company can achieve cost reductions related to the Acquisition of approximately $90 million annually, within six months of the Acquisition, based on the historical operating levels for Rollins and Old LESI. Reductions of $18 million relate to depreciation and amortization expense savings, primarily due to the restructuring charge. The cash expense reductions of $72 million relate to planned personnel reductions and lower operating and administrative costs due to facility closures.

Allocated Interest Expense
Allocated interest expense decreased $17.5 million primarily as a result of the recapitalization related to the Acquisition. Prior to May 15, 1997 interest expense was allocated to Old LESI from the parent corporation, Laidlaw.

Interest Expense
Interest expense increased by $14.9 million from the prior fiscal year primarily as a result of recapitalization related to the Acquisition. Effective May 15, 1997 interest expense includes financing costs associated with the Bank Credit Facility, other long-term debt and the Subordinated Convertible Debenture, as described in Note 4 and Note 5, respectively of the Notes to Consolidated Financial Statements.

Other Income
Other income increased by $1.5 million from the prior fiscal year primarily as a result of recapitalization related to the Acquisition and a resultant increase in funds available for short-term investment.

Income Tax Expense (Benefit)
Prior to May 15, 1997, income tax expense was allocated by the parent corporation using applicable income tax rates on income for tax purposes on a separate return basis. Effective May 15, 1997 the Company is subject to full federal and state income tax rates.

                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



Management's Discussion and Analysis of Financial Condition and Results of Operations


RESULTS OF OPERATIONS:
Fiscal Year Ended August 31, 1996 compared with Fiscal Year Ended August 31,
1995

Operating results are as follows ($ in millions):
Year Ended August 31                              1996              1995
------------------------------------------------------------------------------
Revenue                                    $  653.0   100.0% $  599.2   100.0%
Operating expense                             473.6    72.5%    428.9    71.6%
Depreciation and amortization                  48.3     7.4%     48.3     8.0%
Selling, general and administrative            73.8    11.3%     62.1    10.4%
                                           ----------------------------------
Operating results                          $   57.3     8.8% $   59.9    10.0%
                                           ==================================

Revenues
Components of Revenue ($ in millions):
Year Ended August 31                               1996              1995
-----------------------------------------------------------------------------
Service Center                             $  294.8    39%   $  279.2    41%
Landfill                                      190.4    25%      139.1    21%
Incinerator                                    31.4     4%       30.1     4%
Transportation                                 89.9    12%       99.1    15%
Specialty Services                            148.0    20%      131.0    19%
                                           ----------------------------------
                                              754.5   100%      678.5   100%
Less: Intercompany eliminations              (101.5)            (79.3)
                                           ----------------------------------
   Total revenue                           $  653.0          $  599.2
                                           ==================================

Revenues increased $53.8 million, or 9.0%, during the fiscal year ended August 31, 1996, compared to the fiscal year ended August 31, 1995, supported primarily by the increased landfill activity. Landfill revenue for 1996 increased 36.9% over 1995 primarily due to the full-year results of landfill operations acquired from USPCI. Service center revenue increased 5.6%, while incinerator revenue increased 4.3% over the previous fiscal year. Transportation revenue decreased 9.3% from the prior year period. Specialty services revenue increased $17.0 million, or 13.0%. Processing of intercompany streams during 1996 increased $22.2 million, or 28.0%, over the prior year.

Management's estimates of the components of changes in the Company's consolidated revenue are as follows:

                                                  Percentage Increase (Decrease)
-------------------------------------------------------------------------------
Expansion of customer base by acquisition                     17.2%
Other, primarily through volume and price changes             (8.4)%
Foreign exchange rate changes                                  0.2%
                                                             -----
   Total                                                       9.0%
                                                             =====

Growth in revenue in fiscal year 1996, was primarily attributable to the inclusion of approximately $103 million from the acquired operations of USPCI and Greenfield Services Corporation. Revenue from existing operations was lower, primarily due to the reduced activity at the Company's remedial services locations in the Gulf Coast and Western regions of the United States and a decline in one-time, project work at the Company's landfills. Lower pricing within the hazardous waste management industry was a component of lower revenue for most areas of the Company.


Operating Expenses
Operating expenses increased $44.7 million, or 10.4%, during the year ended August 31, 1996, compared to the year ended August 31, 1995. The increase was primarily attributable to additional business obtained as part of the acquisition of USPCI. As a percentage of revenue, operating expense increased to 72.5% from 71.6% in the comparable prior year, primarily due to downward pricing pressure on revenue.

Depreciation and Amortization Expense
Depreciation and amortization expense for fiscal 1996 was essentially unchanged from fiscal year 1995. As a percentage of revenue, depreciation and amortization expense decreased to 7.4% from 8.0% in the prior year also due to the decline in landfill cell amortization rates.

Selling, General and Administrative Expenses
Selling, general and administrative expenses of $73.8 million during fiscal 1996, increased 18.9% over the prior year. As a percentage of revenue, selling, general and administrative expenses increased to 11.3% from 10.4% in the prior year due to higher selling costs related to the acquired USPCI customer accounts.

                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



Management's Discussion and Analysis of Financial Condition and Results of Operations

Allocated Interest Expense
Allocated interest expense increased 12.6% during the year ended August 31, 1996 over the prior year primarily related to an increase in allocated interest expense from its parent, Laidlaw, associated with the acquisition of USPCI.

Interest Expense
Interest expense increased 24.4%, during 1996 compared to 1995 primarily as a result of the acquisition of USPCI.

EARNINGS PER SHARE
Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares deemed outstanding for each period presented. Shares of stock issuable pursuant to stock options, have not been considered as their effect is anti-dilutive. Earnings (loss) per share were $(1.329), $0.068 and $0.147 for the years ended August 31, 1997, 1996 and 1995, respectively.

FACTORS THAT MAY AFFECT FUTURE RESULTS
This report contains various forward-looking statements under the safe harbor provided within the meaning of the Private Securities Litigation Reform Act of 1995, relating to anticipated financial performance, business prospects, new services, market forces, commitments, technological developments and other matters. These statements are based on current plans and expectations of the Company and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements.

Forward looking statements typically contain words such as "anticipates," "believes," "estimates," "expects," "forecasts," "predicts" or "projects," or variations of these words, suggesting that future outcomes are uncertain.

The risks and uncertainties that may cause actual results to differ include, among others, general economic conditions, risks associated with acquisitions, fluctuations in operating results because of acquisitions and variations in stock prices, changes in applicable federal, state and local laws and regulations, especially environmental regulations, alternate and emerging technologies, competition and pricing pressures, overcapacity in the industry, seasonal fluctuations due to weather, uncertainties of litigation and risks associated with the operations and growth of the newly acquired business of Rollins. As a result of these factors, the Company's revenue and income could vary significantly from quarter to quarter, and past financial performance should not be considered a reliable indicator of future performance.

CAPITALIZATION
Prior to May 15, 1997, Laidlaw provided the majority of the financing for Old LESI's operating and investing activities through a combination of intercompany equity and debt investments. The total investment in the Company by Laidlaw is included in stockholders' equity prior to May 15, 1997. At August 31, 1996, the Company's capital consisted of $55.8 million of long-term debt and $1,094.8 million of stockholders' equity.

On May 15, 1997, Rollins issued 120 million common shares and a $350 million 5% Subordinated Convertible Debenture ("PIK"), and paid $349.1 million in cash ($400 million, less debt of $50.9 million assumed), to Laidlaw to consummate the Acquisition. This recapitalization resulted in the use of external financing from the Bank Credit Facility and a reduction in stockholders' equity related to the payments to Laidlaw. At August 31, 1997 the Company's capital consisted of $540.1 million of long-term debt, a $350 million PIK and $328 million of stockholders' equity.

LIQUIDITY
The cash provided by continuing operations during fiscal years 1997, 1996 and 1995 was $37 million, $21.9 million and $39.8 million, respectively. In 1997, accounts payable, accrued liabilities and deferred liabilities decreased by $52.6 million, excluding cash spending on acquisitions, which includes costs related to landfill cell closures, site remediation and facility closures. Deferred income taxes increased by $37.5 million. Cash provided by discontinued operations was $0.4 million, $3.2 million and $0.3 million, in 1997, 1996 and 1995, respectively.

As a direct result of the personnel reductions and facility closures, related to the Rollins acquisition, the Company plans incurring cash severance and closure costs. With respect to the former Rollins' operations, approximately $17 million of severance costs and $40 million of closure costs related to dismantling, decontamination and regulatory approval are planned to be incurred. With respect to the Old LESI operations, approximately $25 million of costs are scheduled to be incurred. Of such costs, management expects to incur between $20 million and $25 million within 12 months of the Acquisition.

The Company believes that the existing level of working capital of $76.1 million is adequate for normal growth and operating needs. Trade and other accounts receivable continues to represent the largest portion of current assets, totaling $210.9 million at August 31, 1997. The average days sales outstanding reduced to 93 days, from 99 days at August 31, 1996. The Company's primary sources of liquidity are cash flows from operations, existing cash and short-term investments of $11.2 million, short-term unused working capital

                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



Management's Discussion and Analysis of Financial Condition and Results of Operations


bank lines of $14.6 million and the unused cash portion of the Bank Credit Facility's revolver tranche of $100 million. Interest payments for the Company's PIK are due semiannually, on November 15 and May 15 until its maturity on May 15, 2009. Interest payments due during the first two years after issuance of the PIK are required to be satisfied by the issuance of the Company's common shares, based on the market price of the common shares at the time the interest payments are due. At the Company's option, any other interest or principal payments (other than optional early redemption) may be satisfied by issuing common shares, based on the market price at the time such payments are due.

The Company expects to fund the debt repayment requirements outlined in Note 4 of the Notes to Consolidated Financial Statements from cash flows from operations. The $365.7 million due past fiscal 2002 includes approximately $125 million of industrial revenue bonds with maturities ranging primarily from 10 to 30 years.

The Company has not paid dividends during the reported periods, and does not intend to pay dividends in the foreseeable future. Additionally, the credit agreement pursuant to the Bank Credit Facility prohibits the payment of dividends (unless a given percentage of lenders otherwise agree).

CAPITAL EXPENDITURES AND CAPITAL RESOURCES
Investing activities from continuing operations used cash of $21.9 million, $114.9 million and $300.8 million in 1997, 1996 and 1995, respectively. Net expenditures for the purchase of fixed assets for normal replacement requirements, and increases in services were $36.1 million, $104.3 million and $68.7 million in 1997, 1996 and 1995, respectively. The Company's projected capital expenditures for fiscal 1998 are approximately $40 million. The Company believes that it has adequate resources to finance these expenditures.

Net cash provided by (used in) financing activities was $(2.5) million, $94.8 million and $263.8 million in 1997, 1996 and 1995, respectively.

Significant non-recurring items that affected cash flows during the past three years included the acquisition of Rollins in 1997.

The Bank Credit Facility also contains negative, affirmative and financial covenants customarily found in credit agreements for financings similar to the financing provided under the Bank Credit Facility, including covenants limiting annual capital expenditures, restricting debt, guaranties, liens, mergers and consolidations, sales of assets and payment of dividends. The Company was in compliance with its covenants at August 31, 1997.

INFLATION
The Company's business has not been, during the periods presented herein, and is not expected in the near future to be, significantly affected by inflation.

RECENT ACCOUNTING PRONOUNCEMENTS
In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1 "Environmental Remediation Liabilities" ("SOP 96-1") for fiscal years beginning after December 15, 1996. SOP 96-1 provides that environmental remediation liabilities should be accrued when the criteria of Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies" are met and it includes benchmarks to aid in the determination of when environmental remediation liabilities should be recognized. SOP 96-1 also provides guidance with respect to the measurement of the liability and the display and disclosure of environmental remediation liabilities in the financial statements. The Company believes that the adoption of this SOP will not have a material impact on the Company's financial condition or results of operations.

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128 "Earnings Per Share". This standard is effective for financial statements issued for periods ending after December 15, 1997, and will be adopted for the interim period ended February 28, 1998, with restatement of all prior-period earnings per share ("EPS") data presented. This statement requires the presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS under the existing rules. The Company does not expect that SFAS No. 128 will have a material impact on the earnings per share computation.

                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



Consolidated Statements of Income

($ in thousands, except per share amounts)
Year Ended August 31                                  1997         1996         1995
--------------------------------------------------------------------------------------
Revenues                                           $ 678,619    $ 652,973    $ 599,241
--------------------------------------------------------------------------------------

Expenses:
   Operating                                         485,062      473,563      428,932
   Depreciation and amortization                      53,506       48,291       48,386
   Selling, general and administrative                73,068       73,800       62,064
   Restructuring charge                              331,697           --           --
--------------------------------------------------------------------------------------
      Total expenses                                 943,333      595,654      539,382
--------------------------------------------------------------------------------------
Operating income (loss)                             (264,714)      57,319       59,859
Allocated interest expense                            24,030       41,506       36,846
Interest expense                                      20,243        5,344        4,296
Other income                                           2,865        1,391        2,967
--------------------------------------------------------------------------------------
Income (loss) from continuing operations
   before income tax                                (306,122)      11,860       21,684
Income tax expense (benefit)                        (122,789)       2,500        4,769
--------------------------------------------------------------------------------------
Income (loss) from continuing operations
   before minority interest                         (183,333)       9,360       16,915
Minority interest (net of tax)                          (119)      (2,646)        (150)
--------------------------------------------------------------------------------------
Income (loss) from continuing operations            (183,452)       6,714       16,765
Income from discontinued operations (net of tax)          20        1,496          819
--------------------------------------------------------------------------------------
   Net income (loss)                               $(183,432)   $   8,210    $  17,584
======================================================================================
Per share data:
   Net income (loss) from continuing operations    $  (1.329)   $   0.056    $   0.140
   Income from discontinued operations                    --        0.012        0.007
--------------------------------------------------------------------------------------
Net income (loss) per share                        $  (1.329)   $   0.068    $   0.147
======================================================================================

Weighted average common and common
   stock equivalents outstanding (000's)             138,033      120,000      120,000


See accompanying Notes to Consolidated Financial Statements.

                                                                        LAIDLAW
                                                         ENVIRONMENTAL SERVICES



Consolidated Balance Sheets

($ in thousands)
August 31                                              1997            1996
-------------------------------------------------------------------------------
ASSETS
Current assets
Cash and cash equivalents                         $    11,160         $       -
   Trade and other accounts receivable
    (net of allowance for doubtful
    accounts of $7,236 in 1997;
    $4,985 in 1996)                                   210,914           184,626
   Inventories                                          7,927             7,956
   Income taxes recoverable                                 -             5,017
   Deferred income taxes                               13,027                 -
   Other current assets                                 8,512             5,871
-------------------------------------------------------------------------------
     Total current assets                             251,540           203,470
-------------------------------------------------------------------------------
Long-term investments                                  51,909            37,093
-------------------------------------------------------------------------------
Land, landfill sites and improvements                 499,680           564,934
Buildings                                             423,712           397,165
Machinery and equipment                               610,274           431,077
Construction in process                                 6,357            42,732
-------------------------------------------------------------------------------
   Property, plant and equipment                    1,540,023         1,435,908
     Less: Accumulated depreciation
           and amortization                          (303,454)         (323,180
-------------------------------------------------------------------------------
Net property, plant and equipment                   1,236,569         1,112,728
-------------------------------------------------------------------------------
Net assets of discontinued operations                       -            55,827
Goodwill, at cost (net of
  accumulated amortization
  of $11,669 in 1997; $12,962 in 1996)                 70,527            81,579
Deferred charges                                          333               597
-------------------------------------------------------------------------------
  Total assets                                     $1,610,878        $1,491,294
===============================================================================

LIABILITIES
Current liabilities
   Accounts payable                                $   48,148        $   88,806
   Accrued liabilities                                115,211            66,705
   Current portion of long-term debt                   12,086             7,282
-------------------------------------------------------------------------------
     Total current liabilities                        175,445           162,793
-------------------------------------------------------------------------------
Deferred items
   Income taxes                                        49,790            86,985
   Other                                              179,668            98,183
Long-term debt                                        528,010            48,556
Subordinated convertible debenture                    350,000                 -
-------------------------------------------------------------------------------
   Total liabilities                                1,282,913           396,517
-------------------------------------------------------------------------------

Commitments and contingencies

STOCKHOLDERS' EQUITY
  Common stock, par value $1.00 per
  share; authorized 350,000,000,
    issued and outstanding 180,435,311 in
    1997, 120,000,000 in 1996                         180,435           120,000
   Additional paid-in capital                         385,200         1,028,309
   Accumulated deficit                               (237,670)          (53,532
-------------------------------------------------------------------------------
     Total stockholders' equity                       327,965         1,094,777
-------------------------------------------------------------------------------
  Total liabilities and stockholders' equity       $1,610,878        $1,491,294
===============================================================================

See accompanying Notes to Consolidated Financial Statements.

                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)
Year Ended August 31                                        1997                1996           1995
----------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Net Income (loss)                                        $(183,432)           $   8,210    $  17,584
   Adjustments to reconcile net income
     (loss) to net cash provided by (used in)
     continuing operations:
   Income from discontinued operations                         (20)              (1,496)        (819)
   Restructuring charge, net of
     applicable income taxes                               200,000                   --           --
   Depreciation and amortization                            53,506               48,291       48,386
   Deferred income taxes                                    37,507                  783        4,298
   Change in accounts receivable                            (8,151)              (1,719)      (6,896)
   Change in accounts payable, accrued
     liabilities and deferred liabilities                  (52,632)             (30,692)     (21,741)
   Decrease in liabilities assumed
     upon acquisition                                      (17,945)                  --           --
   Change in other, net                                      8,126               (1,428)        (984)
----------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                  36,959               21,949       39,828
Net cash provided by discontinued operations                   425                3,199          276
----------------------------------------------------------------------------------------------------
     Net cash provided by operating activities              37,384               25,148       40,104
----------------------------------------------------------------------------------------------------

Cash flow from investing activities:
   Cash acquired (expended) on acquisition of business      15,451               (8,000)    (229,186)
   Purchase of property, plant and equipment               (36,097)            (104,284)     (68,650)
   Increase in long-term investments                        (2,837)                  --       (1,238)
   Proceeds from sales of equipment                          1,596                3,319        1,176
   Other                                                        --               (5,984)      (2,859)
----------------------------------------------------------------------------------------------------
Net cash used in continuing operations                     (21,887)            (114,949)    (300,757)
Net cash used in discontinued operations                    (1,887)              (5,026)      (3,173)
----------------------------------------------------------------------------------------------------
     Net cash used in investing activities                 (23,774)            (119,975)    (303,930)
----------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Issuance of debt under Bank Credit Facility             375,000                   --           --
   Additional debt issuances                                76,622                   --       32,251
   Debt financing fees and expenses                        (18,788)                  --           --
   Bank overdraft                                          (32,188)              21,880        7,311
   Repayment of long-term debt                             (61,542)              (7,548)     (27,049)
   Payment to Laidlaw Inc.                                (349,116)                  --           --
   Advances from Laidlaw Inc.                                7,562               82,913      243,614
----------------------------------------------------------------------------------------------------
Net cash provided by (used in)
 continuing operations                                      (2,450)              97,245      256,127
Net cash provided by (used in)
 discontinued operations                                        --               (2,418)       7,699
----------------------------------------------------------------------------------------------------
     Net cash provided by (used in)
      financing activities                                  (2,450)              94,827      263,826
----------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                   11,160                   --           --
Cash and cash equivalents at:
   Beginning of period                                          --                   --           --
====================================================================================================
   End of period                                         $  11,160            $      --    $      --
====================================================================================================

CASH FLOW INFORMATION
Cash paid during the year for:
   Interest (net of amounts capitalized)                 $  26,660            $  34,050    $  35,242
====================================================================================================
   Income taxes                                          $      --            $      --    $      --
====================================================================================================

NONCASH INVESTING AND FINANCING ACTIVITIES:
  Acquisition of Rollins
     Fair value of assets acquired                       $ 495,168            $      --    $      --
     Fair value of liabilities assumed                     329,134                   --           --
----------------------------------------------------------------------------------------------------
     Fair value of stock issued                          $ 166,034            $      --    $      --
====================================================================================================
     Issuance of subordinated convertible
      debenture to Laidlaw Inc.                          $ 350,000
====================================================================================================
     Accounts payable related to fixed assets            $      --            $   8,992    $      --
====================================================================================================


See accompanying Notes to Consolidated Financial Statements.

                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



Consolidated Statements of Stockholders' Equity

                                                                                                     Total
                                                          Common      Additional    Accumulated  Stockholders'
($ in thousands)                                          Stock    Paid-in Capital     Deficit       Equity
--------------------------------------------------------------------------------------------------------------
Balance at September 1, 1994                          $   120,000    $   757,923    $   (79,326)   $   798,597
Net income                                                     --             --         17,584         17,584
Net additional investment by Laidlaw Inc.                      --        240,085             --        240,085
--------------------------------------------------------------------------------------------------------------
Balance at August 31, 1995                                120,000        998,008        (61,742)     1,056,266
Net income                                                     --             --          8,210          8,210
Net additional investment by Laidlaw Inc.                      --         30,301             --         30,301
--------------------------------------------------------------------------------------------------------------
Balance at August 31, 1996                                120,000      1,028,309        (53,532)     1,094,777
Net loss                                                       --             --       (183,432)      (183,432)
Net additional investment by Laidlaw Inc.                      --          7,562             --          7,562
Issuance of subordinated convertible
   debenture to Laidlaw Inc.                                   --       (350,000)            --       (350,000)
Cash paid to Laidlaw Inc.                                      --       (349,116)            --       (349,116)
Issuance of additional shares on acquisition               60,376        105,658             --        166,034
Exercise of stock options                                      59             96             --            155
Transfer of JTM Industries, Inc. to Laidlaw Inc.               --        (57,309             --        (57,309)
Cumulative foreign currency translation adjustments            --             --           (706)          (706)
--------------------------------------------------------------------------------------------------------------
Balance at August 31, 1997                            $   180,435    $   385,200    $  (237,670)   $   327,965
==============================================================================================================

See accompanying Notes to Consolidated Financial Statements.

                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



Notes to Consolidated Financial Statements

NOTE 1 - BUSINESS COMBINATION
On May 15, 1997, pursuant to a February 6, 1997 stock purchase agreement (the "Stock Purchase Agreement") between Rollins Environmental Services, Inc. ("Rollins") and Laidlaw Inc. ("Laidlaw"), Rollins acquired the hazardous and industrial waste operations of Laidlaw ("Old LESI" or the "Accounting Acquirer") (the "Acquisition"). The business combination was accounted for as a reverse acquisition using the purchase method of accounting. Rollins issued 120 million common shares and a $350 million 5% subordinated convertible debenture, and paid $349.1 million in cash ($400 million, less debt of $50.9 million assumed), to Laidlaw to consummate the Acquisition. Coincident with the closing of the Acquisition, the continuing legal entity changed its name from Rollins Environmental Services, Inc. to Laidlaw Environmental Services, Inc. (the "Company"). As a result of the Acquisition, Laidlaw owns 67% of the issued common shares of the Company. Accordingly, the Company adopted the Accounting Acquirer's fiscal year-end of August 31.

The reverse acquisition purchase price is the fair market value of the Rollins common shares outstanding prior to completion of the Acquisition. As the only remaining conditions to close the Acquisition after signing the Stock Purchase Agreement involved stockholder and regulatory approvals, the date of signing is the appropriate determination date for the market price of the Rollins common shares. The average closing market price per share on the NYSE - Composite Transactions for the five trading days before and after February 6, 1997, was $2.75. Applying this price per share to the 60,375,811 common shares outstanding on February 6, 1997, resulted in a purchase price of approximately $166 million.

As a direct result of the personnel reductions and facility closures related to the Rollins acquisition, the Company plans incurring cash severance and closure costs. With respect to the former Rollins' operations, approximately $17 million of severance costs and $40 million of closure costs related to dismantling, decontamination and regulatory approval are planned to be incurred. With respect to the Old LESI operations, approximately $25 million of costs are scheduled to be incurred. Of such costs, management expects to incur between $20 million and $25 million within 12 months of the Acquisition. (See Note 9.)

As a result of the Acquisition, the historical financial information included in these consolidated financial statements is that of the Accounting Acquirer. The results of operations of Rollins have been included from the date of acquisition, May 15, 1997.

Condensed unaudited pro forma statements of operations data, as if the Acquisition had occurred at the beginning of the previous year, are as follows ($ in thousands, except per share amounts):

Fiscal Year                                           1997         1996
-------------------------------------------------------------------------
Revenue                                           $  825,505    $ 885,741
Loss from continuing operations                     (222,162)     (23,981)
Income from discontinued operations                       20        1,496
                                                  -----------------------
Net loss                                          $ (222,142)   $ (22,485)
                                                  =======================

Per share data:
Loss from continuing operations                   $   (1.204)   $   (.131)
Income from discontinued operations                     .000         .008
                                                  -----------------------
Net loss                                          $   (1.204)   $   (.123)
                                                  =======================
Weighted average common and common stock
 equivalents outstanding (000's)                     184,444      182,787


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles requiring the Company to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Future events could alter such estimates in the near term.

Certain figures as of August 31, 1996, and for the years ended August 31, 1996 and 1995 have been reclassified to conform to the current period's presentations. The Company has revised its statement of cash flows for the years ended August 31, 1996 and 1995 to reclassify certain long term liability amounts from financing activities to operating activities and to reclassify bank overdraft amounts from operating activities to financing activities. Additionally, the amount reported as the change in Net Investment by Laidlaw Inc. has been reclassified as a financing cash flow activity. Accordingly, cash flows from operations decreased by $37,604 and $13,478 for the years ended August 31, 1996 and 1995, respectively, and cash flows from financing activities decreased by $907 and $244,191 for the years ended August 31, 1996 and 1995, respectively, from the amounts previously reported.

                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



Notes to Consolidated Financial Statements


A summary of the significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Consolidation
The consolidated financial statements include the accounts of the Company and all of its subsidiary companies. All significant intercompany transactions are eliminated. The purchase method of accounting for business combinations has been used.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash on deposit and term deposits in investments with maturities of less than three months.

Inventories
Inventories are valued at the lower of cost, determined on a first-in, first-out basis, or replacement cost.

Long-term investments
Long-term investments, held to maturity, are carried at cost, which approximates fair market value, and consist primarily of long-term trust fund deposits with government authorities to support closure and post-closure activities at several of the Company's facilities.

Property, plant and equipment
Property, plant and equipment is recorded at cost.

Landfill sites, preparation costs and improvements are amortized on the basis of landfill capacity utilized during the year. Landfill capacity represents total permitted airspace which is measured in the form of cubic yards. Effective in 1996, the Company commenced capitalizing interest on landfill capacity under development to the cost of the landfill. The effect of the adoption of this policy was immaterial in the current and prior years.

During the construction and development period of an asset, the costs incurred, including applicable interest costs, are classified as construction in process. Once an asset has been completed and put into use, it is transferred to the appropriate category and depreciation commences.

During fiscal years 1997, 1996 and 1995, the Company capitalized interest of $6.7 million, $12.8 million and $5.9 million, respectively.

The cost of permits directly related to property, plant and equipment is capitalized with the related asset and depreciated over the expected permit life.

Depreciation and amortization of other property, plant and equipment is provided substantially on a straight-line basis over their estimated useful lives which are as follows:
               Buildings - 20 to 40 years
               Machinery and equipment - 5 to 30 years.

Goodwill
Goodwill is amortized on a straight-line basis over forty years.

Impairment
The Company periodically reviews the carrying values of its fixed assets and intangibles to determine whether such values are recoverable. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of property, plant and equipment and intangibles in relation to the operating performance and future undiscounted cash flows of the underlying business. The Company adjusts the book value of the underlying asset if the sum of expected future cash flows is less than book value. Any resulting write downs are charged to depreciation and amortization expense.

Deferred charges
Deferred charges are amortized on a straight-line basis over a two- to five-year period depending on the nature of the deferred costs.

Deferred financing costs
Deferred financing costs are amortized over the life of the related debt instrument and included in long-term debt.

                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



Notes to Consolidated Financial Statements

Environmental liabilities
Environmental liabilities include accruals for costs associated with closure and post-closure monitoring and maintenance of the Company's landfills, remediation at certain of the Company's facilities and corrective actions at Superfund sites. The Company accrues for closure and post-closure costs over the life of the landfill site as capacity is consumed.

Financial instruments
The Company's cash and cash equivalents, accounts receivable, certain long-term investments, accounts payable, long-term debt and the subordinated convertible debenture constitute financial instruments. Concentration of credit risks in accounts receivable are limited due to the large number of customers comprising the Company's customer base throughout North America. The Company performs ongoing credit evaluations of its customers, but does not require collateral to support customer accounts receivable. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers, historical trends and other relevant information.

Derivative financial instruments
The Company uses interest rate swap agreements to minimize the impact of interest rate fluctuations on floating interest rate long-term borrowings. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense. See Note 4 for fair value information pertaining to long-term debt and derivative financial instruments.

Revenue recognition
Revenues, along with the related costs of treatment, disposal and transportation, at the Company's service center operations, which primarily collect, transport and prepare waste material for transfer to disposal facilities are recognized when the waste material is accepted at the service center. Pursuant to contracts with its customers, the Company accepts title to waste material at such time and provides contractual indemnification to its customers against future liability with respect to the waste materials.

Revenues from the Company's treatment and disposal operations, primarily landfill and incineration facilities, are recognized when the waste material is disposed of, whether burned, landfilled or treated.

Income taxes
Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits are more likely than not. Prior to May 15, 1997, the Company filed consolidated tax returns with Laidlaw. Income taxes for the periods prior to May 15, 1997 have been calculated using applicable income tax rates on income for tax purposes on a separate return basis.

Foreign currency translation
The Company's foreign operations are all of a self-sustaining nature. The functional currency of the Company's foreign subsidiaries is its respective local currency. Assets and liabilities are translated to U. S. Dollars at the exchange rate in effect at the balance sheet date and revenue and expenses at weighted monthly average exchange rates for the year. Gains and losses from the translation of the financial statements of the foreign subsidiaries are included in stockholders' equity.


NOTE 3 - ACCRUED LIABILITIES
Accrued liabilities consist of the following ($ in thousands):

August 31                                                 1997       1996
---------------------------------------------------------------------------
Current portion of environmental liabilities            $ 27,376   $ 26,327
Interest payable                                          12,643        938
Accrued severance pay                                     12,911         --
Accrued disposal costs                                    10,039      9,147
Other                                                     52,242     30,293
                                                        -------------------
   Total                                                $115,211   $ 66,705
                                                        ===================



NOTE 4 - LONG-TERM DEBT
Prior to May 15, 1997, Laidlaw provided the majority of the financing for Old LESI's operating and investing activities through a

                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



Notes to Consolidated Financial Statements

combination of intercompany equity and debt investments. The total investment in the Company by Laidlaw is included in stockholders' equity prior to May 15, 1997. Interest expense associated with this intercompany financing has been allocated to the Company based on its share of Laidlaw's consolidated net assets.

The Company financed the cash consideration portion of the Acquisition and certain fees related thereto with proceeds of a bank credit facility (the "Bank Credit Facility") arranged pursuant to a credit agreement between the Company and a syndicate of banks and other financial institutions. The Bank Credit Facility consists of five parts: (i) a $275 million six-year senior revolving credit facility with a $200 million letter of credit sublimit ("Revolving Credit Facility"), (ii) a $165 million six-year senior amortizing term loan, (iii) a $60 million six-year senior amortizing Canadian term loan, (iv) a $75 million minimally amortizing seven-year senior term loan and (v) a $75 million minimally amortizing eight-year senior term loan. The term loans referred to in clauses
(ii), (iii), (iv) and (v) are collectively referred to herein as the "Term
Loans".

The Term Loans were drawn upon in full May 15, 1997, the closing date of the Acquisition. The Revolving Credit Facility has $200 million available for letters of credit and $100 million available for loans, subject to the aggregate limit of $275 million. As of August 31, 1997, $23.3 million of letters of credit were issued and none was used for loans.

The Bank Credit Facility also contains negative, affirmative and financial covenants customarily found in credit agreements for financings similar to the financing provided under the Bank Credit Facility, including covenants limiting annual capital expenditures, restricting debt, guaranties, liens, mergers and consolidations, sales of assets and payment of dividends. The Company was in compliance with its covenants at August 31, 1997.

The Bank Credit Facility is collateralized by certain tangible assets of the Company. All of the capital stock of the Company's subsidiaries are pledged to the lenders, and such subsidiaries guaranty the obligations of the Company to the lenders.

Interest costs on the Bank Credit Facility are reset periodically, at least annually, and vary depending on the particular facility and whether the Company chooses to borrow under Eurodollar or non-Eurodollar loans. Interest costs on the promissory note is based on U.S. Dollar London Interbank Offered Rate ("LIBOR"), determined on a semi-annual basis.

Long-term debt consisted of the following ($ in thousands):

August 31                                                1997         1996
-----------------------------------------------------------------------------
Bank Credit Facility:
   Term loans, U. S., with interest
    rates from 8.095% to 9.225%                        $315,000      $      -
   Term loans, Canadian, with interest
    rates from 5.881% to 6.141%                          60,000             -
Promissory note, due May 2003, with
 an interest rate of 5.98%                               60,000             -
Industrial Revenue Bonds, due 2003 - 2027,
 with fixed interest rates from 6.0% to 9.0%            123,314        46,991
Other                                                       948         9,717
                                                       ----------------------
                                                        559,262        56,708
Less: current portion                                    12,086         7,282
Less: unamortized deferred financing costs               19,166           870
                                                       ----------------------
   Total                                               $528,010      $ 48,556
                                                       ======================

The aggregate amount of minimum payments required on long-term debt in each of the years indicated is as follows ($ in thousands):

Year ending August 31
------------------------------------------------------------------------------
1998                                                                  $ 12,086
1999                                                                    26,827
2000                                                                    36,658
2001                                                                    51,500
2002                                                                    66,500
Thereafter                                                             365,691
                                                                      --------
     Total minimum payments due                                       $559,262
                                                                      ========

In management's view, due to the long-term debt being primarily based on floating rates, the carrying amounts approximate fair value.

                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



Notes to Consolidated Financial Statements

The promissory note and $39 million of the Industrial Revenue Bonds are guaranteed by Laidlaw.

In July 1997, the Company entered into interest rate swap agreements to alter interest rate exposures. These agreements, with a principal notional amount of $160 million, expire in periods ranging from 1.5 to 2.5 years, with a weighted average of 2.1 years. The Company pays fixed rates ranging from 5.945% to 6.07%, and receives floating rates based on U.S. Dollar LIBOR, determined on a quarterly basis of 5.719% at August 31, 1997.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts on a net basis. All of the Company's interest rate swap agreements have been entered into with major financial institutions which are expected to fully perform under the terms of the agreements. The Company's credit exposure on swaps is related not to the notional balances of the interest rate swaps, but to the current and potential replacement costs of all profitable contracts at year end. At August 31, 1997 this credit exposure is immaterial. Credit exposure will increase along with the market value of the swaps, if interest rates increase, and decrease if interest rates decline.

Derivative financial instrument fair values represent an approximation of amounts the Company would have paid to or received from counterparties to terminate its positions prior to maturity, and are based on capital market rates prevailing at August 31, 1997. The Company's fair value benefit for all interest rate derivative contracts as of August 31, 1997, was approximately $0.3 million. At August 31, 1997, the Company had no plans to terminate these positions prior to maturity.


NOTE 5 - SUBORDINATED CONVERTIBLE DEBENTURE
Pursuant to the Acquisition described in Note 1, the Company issued a $350 million 5% subordinated convertible, pay-in-kind debenture ("PIK") due May 15, 2009 to Laidlaw.

Interest on the PIK is payable semiannually, on November 15 and May 15 until maturity. Beginning on May 15, 2002, and continuing until maturity, the PIK is convertible, at the option of the holder into common shares of the Company based on a conversion price per share of $3.75 (the "Conversion Price"). Beginning on May 15, 2002, and continuing until maturity, the Company has the option to redeem the PIK in cash if the common shares are trading at a market price greater than or equal to 120% of the Conversion Price. The PIK ranks junior in right of payment (principal and interest) to all other long-term debt, including the Bank Credit Facility.

The estimated fair value of the PIK is based on quoted market prices, where available, along with present value calculations which are calculated using current rates for similar debt with the same remaining maturity. The Company estimates that the fair value of the PIK at August 31, 1997 was $493.6 million.

Interest payments due during the first two years after issuance of the PIK are required to be satisfied by the issuance of the Company's common shares, based on the market price of the common shares at the time the interest payments are due. At the Company's option, any other interest or principal payments, other than optional early redemption, may be satisfied by issuing common shares, based on the market price at the time such payments are due.

NOTE 6 - COMMITMENTS AND CONTINGENCIES
Lease Commitments:
Rental expense incurred under operating leases was $36.1 million, $35.9 million and $35.4 million in 1997, 1996 and 1995, respectively. Minimum future rental amounts required under operating leases for premises and equipment having non-cancelable terms in excess of one year as of August 31, 1997, are as follows ($ in thousands):

Year ending August 31
--------------------------------------------------------------------------------
1998                                                                    $ 18,163
1999                                                                      13,007
2000                                                                       9,853
2001                                                                       5,664
2002                                                                       3,454
Thereafter                                                                 9,365
                                                                        --------
    Total                                                               $ 59,506
                                                                        ========

                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



Notes to Consolidated Financial Statements

Closure, Post-Closure and Environmental Liabilities:
The Company has recorded liabilities for closure and post-closure monitoring and environmental remediation costs as follows ($ in thousands):

August 31                                                       1997       1996
--------------------------------------------------------------------------------
Current portion, included in accrued liabilities              $ 27,376   $26,327
Non-current portion, included in deferred items-other          155,685    70,478
                                                              ------------------
    Total                                                     $183,061   $96,805
                                                              ==================

The business of the Company's hazardous and industrial waste services is continuously regulated by federal, state, provincial and local provisions that have been enacted or adopted, regulating the discharge of materials into the environment or primarily for the purpose of protecting the environment. The nature of the Company's businesses results in its frequently becoming a party to judicial or administrative proceedings involving all levels of governmental authorities and other interested parties. The issues that are involved generally relate to applications for permits and licenses by the Company and their conformity with legal requirements and alleged technical violations of existing permits and licenses. The Company does not believe that these matters will be material to its operations or financial condition.

The Company, in the normal course of its business, expends funds for environmental protection and remediation, but does not expect these expenditures to have a materially adverse effect on its financial condition or results of operations, since its business is based upon compliance with environmental laws and regulations.

Closure and post-closure monitoring and maintenance costs for U.S. landfills are estimated based on the technical requirements of Subtitle C and D Regulations of the U. S. Environmental Protection Agency or the applicable state requirements, whichever is stricter, and the air emissions standards under the Clean Air Act. The costs include such items as final capping of the site, methane gas and leachate management, groundwater monitoring and operation and maintenance costs to be incurred during the period after the facility closes and ceases to accept waste. Closure and post-closure costs for the Company's landfills in Canada are based upon the local landfill regulations governing the facility.

The Company has also established procedures to routinely evaluate potential remedial liabilities at sites which it owns or operates, or to which it transports waste, including 22 sites listed on the Superfund National Priority List ("NPL"). In the majority of situations, the Company's connection with NPL sites relates to allegations that its subsidiaries, or their predecessors, transported waste to the facilities in question, often prior to the acquisition of such subsidiaries by the Company. The Company routinely reviews and evaluates sites requiring remediation, including NPL sites, giving consideration to the nature (i.e., owner, operator, transporter or generator), and the extent (i.e., amount and nature of waste hauled to the location, number of years of site operations or other relevant factors), of the Company's alleged connection with the site, the accuracy and strength of evidence connecting the Company to the location, the number, connection and financial ability of other named and unnamed potentially responsible parties and the nature and estimated cost of the likely remedy. Where the Company concludes that it is probable that a liability has been incurred, provision is made in the financial statements, based upon management's judgment and prior experience, for the Company's best estimate of the liability. If no amount within the range appears to be a better estimate than any other amount, then the Company provides for the minimum amount within the range in accordance with SFAS No. 5, "Accounting for Contingencies". Such estimates are subsequently revised as deemed necessary as additional information becomes available. The Company believes that it is more than remotely possible but less than likely, that its potential liability could be at the high end of such ranges, which would be approximately $26 million higher in the aggregate than the estimate that has been recorded in the financial statements as of August 31, 1997.

Estimates of the extent of the Company's degree of responsibility for remediation of a particular site and the method and ultimate cost of remediation require a number of assumptions and are inherently difficult to evaluate, such that the ultimate outcome may differ from current estimates. However, the Company believes that its extensive experience in the environmental services business, as well as its involvement with a large number of sites, provides a reasonable basis for estimating its aggregate liability. As additional information becomes available, estimates are adjusted as necessary. While the Company does not anticipate that any such adjustment would be material to its financial statements, it is reasonably possible that technological, regulatory or enforcement developments, the results of environmental studies or other factors could necessitate the recording of additional liabilities which could be material. The impact of such future events cannot be estimated at the current time.

Where the Company believes that both the amount of a particular environmental liability and the timing of the payments are reliably determinable, the cost in current dollars is discounted to present value assuming inflation of 3.6% and a risk free discount rate of

                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



Notes to Consolidated Financial Statements


8.5%. Had the Company not discounted any portion of its liability, the amount recorded would have been increased by approximately $9 million at August 31, 1997 (1996 - $9 million).

The majority of the Company's active landfill sites have estimated remaining lives ranging from two to more than 100 years based upon current site plans and anticipated annual volumes of waste. As of August 31, 1997, the Company estimates that during this remaining site life, it will provide for an additional $97 million (1996 - $72 million) of closure and post-closure costs, including accretion for the discount recognized to date.

Anticipated payments of environmental liabilities for each of the next five years and thereafter are as follows ($ in thousands):

Year ending August 31
--------------------------------------------------------
1998                                           $  27,376
1999                                              32,365
2000                                              22,735
2001                                              15,972
2002                                              10,926
Thereafter                                       170,687
                                               ---------
    Total                                      $ 280,061
                                               =========

In conjunction with the acquisitions of certain facilities, the Company has obtained varying amounts and types of indemnification from potential environmental liabilities existing at the time of acquisition. Such indemnities typically cover all or a portion of the costs associated with the remediation of pre-existing environmental liabilities, and may be available for a limited period of time.

Financial Assurance Obligations:
As of August 31, 1997, the Company was obligated to provide financial assurances to the applicable regulatory authorities, totalling approximately $450 million, in connection with the closure and post-closure requirements of certain facility operating permits. The majority of these financial assurances have been provided by Laidlaw at August 31, 1997. The Company is obligated to assume these financial assurances from Laidlaw during fiscal 1998. The Company intends to provide the required financial assurances through a combination of letters of credit and insurance policies.

Legal Proceedings:
The consolidated federal income tax returns of Laidlaw Transportation, Inc. and its U.S. subsidiaries (collectively "LTI") (which until May 15, 1997, included certain of the subsidiaries of the Company) for the fiscal years ended August 31, 1986, 1987 and 1988, have been under audit by the Internal Revenue Service. In March 1994, LTI received a statutory notice of deficiency proposing that LTI pay additional taxes relating to disallowed deductions in those income tax returns. The principal issue involved relates to the timing and the deductibility for tax purposes of interest attributable to loans owing to related foreign persons. LTI has petitioned the United States Tax Court (captioned as Laidlaw Transportation, Inc. & Subsidiaries et al v. Commissioner of Internal Revenue, Docket Nos. 9361-94 and 9362-94) for a redetermination of claimed deficiencies of approximately $49.6 million (plus interest of approximately $80.3 million as of August 31, 1997).

In October 1997, LTI received a statutory notice of deficiency proposing that LTI pay additional taxes of approximately $143.5 million (plus interest of approximately $121 million as of August 31, 1997) relating to disallowed deductions in federal income tax returns for the fiscal years ended August 31, 1989, 1990 and 1991, based on the same issues. LTI intends to vigorously contest these claimed deficiencies. The Company anticipates that the Internal Revenue Service will propose adjustments for the same issue in subsequent taxation years.

Pursuant to the Stock Purchase Agreement referred to in Note 1, Laidlaw and Laidlaw Transportation, Inc. agreed to be responsible for any tax liabilities, including the costs to defend the subsidiaries, resulting from these matters. The Company believes that the ultimate disposition of these issues will not have a materially adverse effect upon the Company's consolidated financial position or results of operations.



NOTE 7 - STOCKHOLDERS' EQUITY
Prior to May 15, 1997, the Company's total stockholders' equity consisted of the intercompany investment by Laidlaw. The 120 million shares of common stock received by Laidlaw to consummate the Acquisition described in Note 1, are deemed, for accounting purposes, to have been issued and outstanding in all prior periods presented in these consolidated financial statements.

27
                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



Notes to Consolidated Financial Statements

Authorized and issued capital stock:
Since the former Rollins is the continuing legal entity, its authorized and issued capital stock constitutes that of the Company.

The Company is authorized to issue 350 million shares of its $1 par value common stock and one million shares of its $1 par value preferred stock. The terms and conditions of each issue of preferred stock are determined by the Board of Directors.

At August 31, 1997, the Company had issued and outstanding 180,435,311 shares of its $1 par value common stock. For accounting purposes, 120 million of these shares were deemed outstanding in all periods prior to the Closing and 60,375,811 were deemed to have been issued on May 15, 1997, at $2.75 per share, as consideration ($166,034,000) for the acquisition of the former Rollins by the Company.

No preferred stock has been issued.

Each share of common stock outstanding includes one common stock purchase right (a "Right") which is non-detachable and non-exercisable until certain defined events occur, including certain tender offers or the acquisition by a person or group of affiliated or associated persons of 15% or more of the Company's common stock. Upon the occurrence of certain defined events, the Right entitles the holder to purchase additional stock of the Company or stock of an acquiring company at a 50% discount. The Right expires on June 30, 1999, unless earlier redeemed by the Company at a price of $.01 per Right.


NOTE 8 - STOCK OPTION PLANS
The Company has the following stock option plans:
1. The 1982 Stock Option Plan of the former Rollins Environmental Services, Inc.
2. The 1993 Stock Option Plan of the former Rollins Environmental Services, Inc.
3. The 1997 Directors Stock Option Plan
4. The 1997 Stock Option Plan

All outstanding employee stock options granted by the former Rollins were fully vested on May 15, 1997, in accordance with the terms of the Stock Purchase Agreement referred to in Note 1.

Option activity is as follows:

August 31                                                         1997
---------------------------------------------------------------------------
Number of options
   Outstanding at May 15, 1997                                    1,106,555
   Granted                                                        1,187,500
   Exercised                                                        (59,500)
   Expired or canceled                                             (194,510)
                                                                 ----------
Outstanding at end of year                                        2,040,045
                                                                 ==========

August 31                                                           1997
---------------------------------------------------------------------------
   Options available for grant                                    5,352,500
   Options exercisable                                              852,545
Per share prices
   Options granted                                                    $3.19
   Options exercised                                        $2.25 to $ 2.88
   Options outstanding                                      $2.63 to $12.25

Effective July 9, 1997, the directors of the Company set aside six million shares of its $1 par value common stock for issuance under a 1997 stock option plan. All options under this plan are for a term of ten years from the date of grant and become exercisable with respect to 20% of the total number of shares subject to the option, one year after the date of grant, and with respect to an additional 20% at the end of each 12 month period thereafter on a cumulative basis during the succeeding four years. The plan provides for the granting of stock options to certain senior employees and officers of the Company at the discretion of the Board of Directors. The plan will be submitted to the Company's stockholders for approval at the next annual meeting. All options are subject to certain conditions of service.

                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



Notes to Consolidated Financial Statements

Effective July 9, 1997, the directors of the Company set aside 540,000 shares of its $1 par value common stock for issuance under a 1997 directors stock option plan. All options under this plan are for a term of ten years from the date of grant and become exercisable with respect to 20% of the total number of shares subject to the option, one year after the date of grant, and with respect to an additional 20% at the end of each 12 month period thereafter on a cumulative basis during the succeeding four years. The plan will be submitted to the Company's stockholders for approval at the next annual meeting. All options are subject to certain conditions of service.

On July 9, 1997, the Board of Directors granted 1,097,500 shares from the stock option plan and 90,000 shares from the directors stock option plan, both at an exercise price of $3.188, subject to stockholder approval of the plans.

The Company applies Accounting Principles Board ("APB") 25 in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans in fiscal 1997 or 1996. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting, or exercise period.

During fiscal year 1996, the Accounting Acquirer had no stock option plan. Accordingly, no pro forma disclosures are required. As a result of the exercise terms of the Company's 1997 stock option plan effective July 9, 1997, pro forma disclosure is immaterial for fiscal year 1997.


NOTE 9 - RESTRUCTURING CHARGE
The integration related to the Acquisition described in Note 1 resulted in the closure and consolidation of certain operations formerly owned by Rollins or by Old LESI. Such actions are expected to produce substantial cost savings.

With respect to the Old LESI operations, the Company recorded a one-time charge of $331.7 million ($200 million after tax, or $1.52 per share) against income in the quarter ended May 31, 1997, to reflect the closing of certain of the operating facilities that had become redundant, and an impairment in the carrying value of certain operating facilities due to lower expected future cash flows, as a result of the Acquisition.


NOTE 10 - DISCONTINUED OPERATIONS
On May 1, 1997, in contemplation of the Acquisition described in Note 1, the Company transferred, in a non-cash transaction, JTM Industries, Inc., its coal combustion by-products management operations to Laidlaw. Accordingly, no gain or loss was recognized on this transfer. These operations were retained by Laidlaw and are not part of the Company's ongoing operations.

The Company has classified these operations as discontinued. Historically these operations have been included in Laidlaw's Hazardous Waste Services segment for financial reporting purposes.

Revenue for the discontinued operations for 1997, 1996 and 1995, was $41.5 million, $62.9 million and $43.6 million, respectively.


NOTE 11 - INCOME TAXES
The income tax benefit is comprised as follows ($ in thousands):

Year ended August 31                                           1997
----------------------------------------------------------------------
Current:
   Federal                                                   $ (30,236)
   State                                                         1,000
   Foreign                                                      (2,064)
Deferred:
   Federal                                                     (87,086)
   State                                                       (12,440)
   Foreign                                                       8,037
                                                             ---------
     Income tax benefit                                      $(122,789)
                                                             =========

                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



Notes to Consolidated Financial Statements


A reconciliation of the income tax benefit, calculated by applying the statutory federal income tax rate to the loss before income taxes is as follows ($ in thousands):


Year ended August 31                                                 1997
-------------------------------------------------------------------------
Federal income tax benefit at statutory rate                         35.0%
State income tax benefit                                              5.2%
Other                                                                (0.1)%
                                                                     ----
   Income tax benefit                                                40.1%
                                                                     ====

The tax effect of temporary differences which comprise the current and non-current deferred income tax amounts shown on the balance sheet are as follows ($ in thousands):

August 31                                                   1997        1996
-----------------------------------------------------------------------------
Deferred tax assets:
   Accrued liabilities                                    $122,051   $ 35,372
   Tax attribute carryovers                                 62,865     69,601
   Interest                                                 15,358         --
   Other                                                     7,016      1,858
                                                          -------------------
     Total gross deferred tax assets                       207,290    106,831
       Less: valuation allowance                            14,066         --
                                                          -------------------
Net deferred tax assets                                   $193,224   $106,831

Deferred tax liabilities:
   Excess of tax over book depreciation                   $223,732   $187,934
   Other                                                     6,255      5,882
                                                          -------------------
     Total gross deferred tax liabilities                  229,987    193,816
                                                          -------------------
Net deferred tax liability                                $ 36,763   $ 86,985
                                                          ===================

The Company has net operating loss carryforwards for federal income taxes expiring in the years 2008 to 2112 of $80.3 million. A valuation allowance of $14.1 million has been recorded against $46.9 million of the loss carryforwards which are subject to limitations of both Treasury Regulation 1.1502-21 and Internal Revenue Code ("IRC") Section 382. Foreign net operating losses expiring in the years 1999 to 2004 are $44.1 million. Interest carryovers of $27.1 million limited by IRC Section 163 (j) are available against federal tax without expiration.


NOTE 12 - EARNINGS PER SHARE
Primary earnings per share amounts are computed based on the weighted average number of shares actually outstanding. In 1997, the shares considered to be common stock equivalents that would be outstanding, assuming the exercise of dilutive stock options, have not been included as the effect of such inclusion would be to increase earnings per share, and thus be anti-dilutive. Additionally, fully diluted earnings per share amounts, which would include the dilutive effect of the subordinated convertible debenture, have not been included as the effect of such inclusion would be to increase earnings per share, and thus be anti-dilutive.


NOTE 13 - RELATED PARTY TRANSACTIONS
Included in selling, general and administrative expenses are management fees paid to Laidlaw in the amounts of $2.6 million, $4.6 million and $3.6 million during 1997, 1996 and 1995, respectively.

Management fees have been allocated to the Company, prior to May 15, 1997, based upon the Company's share of Laidlaw's consolidated revenue. Management fees are charged by Laidlaw to each of its operating groups in order to recover its general and administrative costs. The services provided by Laidlaw include treasury, taxation and insurance.

Related party insurance transactions totalled $7.2 million, $7.2 million and $7.7 million in 1997, 1996 and 1995, respectively.

Certain directors and officers of the Company are also directors and officers of Laidlaw.

30
                                                                         LAIDLAW
                                                          ENVIRONMENTAL SERVICES



Notes to Consolidated Financial Statements

NOTE 14 - SEGMENT AND GEOGRAPHIC INFORMATION
The Company's revenues and income are derived from one industry segment and principally in the United States, which includes the collection, transportation, processing, recovery and disposal of hazardous and industrial wastes. The segment renders services to a variety of commercial, industrial, governmental and residential customers.


NOTE 15 - RECENT ACCOUNTING DEVELOPMENTS
In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1 "Environmental Remediation Liabilities" ("SOP 96-1") for fiscal years beginning after December 15, 1996. SOP 96-1 provides that environmental remediation liabilities should be accrued when the criteria of SFAS No. 5, "Accounting for Contingencies" are met and it includes benchmarks to aid in the determination of when environmental remediation liabilities should be recognized. SOP 96-1 also provides guidance with respect to the measurement of the liability and the display and disclosure of environmental remediation liabilities in the financial statements. The Company believes that the adoption of this SOP will not have a material impact on the Company's financial condition or results of operations.

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128 "Earnings Per Share". This standard is effective for financial statements issued for periods ending after December 15, 1997, and will be adopted for the interim period ended February 28, 1998, with restatement of all prior period earnings per share ("EPS") data presented. This statement requires the presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS under the existing rules. The Company does not expect that SFAS No. 128 will have a material impact on the earnings per share computation.


NOTE 16 - QUARTERLY FINANCIAL DATA - UNAUDITED

($ in thousands)                               First       Second       Third*        Fourth       Total*
---------------------------------------------------------------------------------------------------------
1997
Revenues                                     $ 172,565   $ 140,627    $ 155,330    $ 210,097    $ 678,619
Income (loss) from operations                   14,899       9,169     (316,760)      27,978     (264,714)
Income (loss) from continuing operations         3,588       1,750     (197,155)       8,365     (183,452)
Income (loss) from discontinued operations         703        (917)         234           --           20
Net income (loss)                                4,291         833     (196,921)       8,365     (183,432)
Earnings per share:
Continuing operations:
   Before restructuring                      $   0.030   $   0.015    $   0.022    $   0.046    $   0.120
   Restructuring charge                             --          --       (1.525)          --       (1.449)
                                             ------------------------------------------------------------
                                                 0.030       0.015       (1.503)       0.046       (1.329)
Discontinued operations                          0.006      (0.008)       0.002           --           --
                                             ------------------------------------------------------------
Net  income (loss) per share                 $   0.036   $   0.007    $  (1.501)   $   0.046    $  (1.329)
                                             ============================================================
1996
Revenues                                     $ 179,793   $ 150,362    $ 153,139    $ 169,679    $ 652,973
Income from operations                          18,636      11,987       13,217       13,479       57,319
Income from continuing operations                3,791         365          739        1,819        6,714
Income (loss) from discontinued operations         579        (378)         622          673        1,496
Net income (loss)                                4,370         (13)       1,361        2,492        8,210
Net income (loss) per share                  $   0.036   $  (0.000)   $   0.011    $   0.021    $   0.068

* 1997 includes restructuring charge of $331.7 million ($200 million net of tax) Results for the quarters include the results of operations of acquired companies for the periods in which they were owned by the Company.

                                                                         Laidlaw
                                                          Environmental Services


Report of Independent Accounts


To the Stockholders and Directors
Laidlaw Environmental Services, Inc.

We have audited the accompanying consolidated balance sheets of Laidlaw Environmental Services, Inc. and Subsidiaries, as of August 31, 1997 and 1996, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the three years in the period ended August 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Laidlaw Environmental Services, Inc. and Subsidiaries as of August 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1997, in accordance with generally accepted accounting principles.

As discussed in Note 2, the statement of cashflows has been revised for the years ended August 31, 1996 and 1995.


Charlotte, North Carolina                         /s/ Coopers & Lybrand LLP
October 7, 1997

COMMON STOCK AND DIVIDEND INFORMATION
The following table sets forth the reported high and low sales price information for the common shares listed on the New York Stock Exchange and the Pacific Exchange for the periods concurrent with that of the Accounting Acquirer:

                             Stock Price
1996 Fiscal Year         High              Low
-----------------------------------------------
First Quarter           $5.13            $3.00
Second Quarter          $3.25            $2.13
Third Quarter           $3.63            $2.25
Fourth Quarter          $4.13            $2.75

1997 Fiscal Year        High              Low
----------------------------------------------
First Quarter           $3.13            $1.88
Second Quarter          $3.13            $1.63
Third Quarter           $3.38            $2.63
Fourth Quarter          $4.63            $2.88


As of October 7, 1997, Laidlaw Environmental Services, Inc. had approximately 22,200 holders of the common stock. Of that total, 6,234 were stockholders of record.

Since September 1993, the Registrant has not declared nor paid any cash dividends on its common stock.