Form 10-K, Exhibit 13
period 1998-08-31
LAIDLAW ENVIRONMENTAL SERVICES INC
filed 1998-10-29
CIK 701856

REPORT OF INDEPENDENT ACCOUNTS

To the Stockholders and Directors of
      Laidlaw Environmental Services, Inc.
      d/b/a Safety-Kleen Corp.

Our report on the consolidated financial statements of Safety-Kleen Corp. has been incorporated by reference in this Form 10-K from page 20 of the 1998 Annual Report to Stockholders of Safety-Kleen Corp. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the exhibit index in this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


                                          PricewaterhouseCoopers LLP

Charlotte, North Carolina
October 6, 1998


Financial Highlights & Selected Financial Data

YEAR ENDED AUGUST 31                  1998          1997            1996           1995          1994
----------------------------------------------------------------------------------------------------
($ in thousands, except per share amounts)

Revenues ......................   $ 1,185,473   $   678,619    $   652,973   $   599,241   $   517,804

Operating income (loss)* ......   $   120,392   $  (264,714)   $    57,319   $    59,859   $    45,548

Income (loss) from
  continuing operations* ......   $    11,488   $  (183,452)   $     6,714   $    16,765   $    22,531

Income (loss) per share
  from continuing operations...   $      0.05   $     (1.33)   $      0.06   $      0.14   $      0.19

Dividends per common share.....   $      --     $      --      $      --     $      --     $      --

Total assets ..................   $ 4,468,895   $ 1,610,878    $ 1,491,294   $ 1,367,411   $   974,053
Long-term debt ................   $ 1,930,168   $   540,096    $    55,838   $    64,256   $    18,454

Weighted average common
  stock outstanding (000's)....       249,287       138,033        120,000       120,000       120,000

*Includes restructuring and other charges of $65.8 million in 1998 and $331.7 million in 1997.

                                       12
                                       safety-kleen corp.


Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes thereto included elsewhere herein.

        The historical financial information included herein is that of the hazardous and industrial waste operations ("Old LESI" or the "Accounting Acquirer") of Laidlaw Inc. ("Laidlaw"). As a result of the reverse acquisition of Rollins Environmental Services, Inc. ("Rollins") on May 15, 1997 (the "Rollins Acquisition"), the results of the operations of Rollins have been included from the date of the Rollins Acquisition.

        Results associated with the acquired operations of Safety-Kleen Corp. ("Old Safety-Kleen") have been included as of April 1, 1998, the date of the acquisition (the "Safety-Kleen Acquisition").

        The following discussion and analysis includes statements that are considered forward-looking based on the Company's expectations and, as such, these statements are subject to uncertainty and risk. See "Factors That May Affect Future Results" below.


RESULTS OF OPERATIONS:

Operating results, before restructuring and other charges and extraordinary items, are as follows ($ in millions):

FISCAL YEAR ENDED AUGUST 31                              1998                      1997
----------------------------------------------------------------------------------------------
Revenues  ....................................  $ 1,185.5   100.0%         $  678.6     100.0%
Operating expense  ...........................      797.4    67.3%            485.1      71.5%
Depreciation and amortization  ...............       93.1     7.8%             53.5       7.9%
Selling, general and administrative  .........      108.8     9.2%             73.1      10.7%
----------------------------------------------------------------------------------------------
Operating income  ............................  $   186.2    15.7%         $   66.9       9.9%
----------------------------------------------------------------------------------------------

Revenues

Components of revenue ($ in millions):

FISCAL YEAR ENDED AUGUST 31                              1998                      1997
----------------------------------------------------------------------------------------------
Collection and Recovery
  Industrial Services  .......................  $   585.3      50%         $  394.1        58%
  Commercial and Institutional Services  .....      227.7      19%              0.0         0%
----------------------------------------------------------------------------------------------
Total Collection and Recovery  ...............      813.0      69%            394.1        58%

Treatment and Disposal
  Thermal Treatment  .........................      106.9       9%             54.3         8%
  Landfill  ..................................       93.7       8%            141.8        21%
  Specialty Services  ........................      124.0      10%             88.4        13%
----------------------------------------------------------------------------------------------
Total Treatment and Disposal  ................      324.6      27%            284.5        42%


European Operations  .........................       47.9       4%              0.0         0%
----------------------------------------------------------------------------------------------

    Total revenues  ..........................   $1,185.5     100%         $  678.6       100%
----------------------------------------------------------------------------------------------

        Revenues increased $506.9 million, or 74.7%, during the fiscal year ended August 31, 1998, compared to the fiscal year ended August 31, 1997. Revenue from collection and recovery services to industrial customers increased $191.2 million, or 48.5%, while the addition of collection and recovery services to commercial and institutional customers generated an additional $227.7 million. Increased revenue from industrial services reflects the inclusion of the acquired Old Safety-Kleen and Rollins businesses while the commercial and institutional component reflects business acquired with Old Safety-Kleen exclusively. Revenue from treatment and disposal services increased $40.1 million, or 14.1% , primarily due to the acquired Rollins business as well as increased harbor related dredging, treatment and disposal activities. Landfill disposal revenue declined due to a shortfall in remedial and other project work providing volumes destined for hazardous waste landfill sites and due to the sale of an industrial and solid waste landfill on December 18, 1997. The acquired European operations of Old Safety-Kleen provided an additional $47.9 million in revenue. European operations derives its revenue from collection and recovery services.

                                       13
                                       safety-kleen corp.


Management's Discussion and Analysis of Financial Condition and Results of Operations

 The Company eliminates inter-company revenues in presenting consolidated financial results. The majority of such eliminations occur at the Company's disposal facilities which receive waste streams from the Company's collection and recovery services network.

        For comparison purposes, the operations of the Company, excluding those operations of Old Safety-Kleen, directed 76% of its waste streams to internal disposal locations, up from 68% in the prior year.

        Management's estimate of the components of the changes in the Company's consolidated revenue are as follows:

                                                PERCENTAGE INCREASE (DECREASE)
------------------------------------------------------------------------------
Expansion of customer base by acquisition ........................      80.4 %
Other, primarily through volume and price changes ................       3.0 %
Divestitures and closures ........................................      (7.9)%
Foreign exchange rate changes ....................................      (0.8)%
------------------------------------------------------------------------------
Total ............................................................      74.7 %

        The comparative increase in revenue for the fiscal year ended August
31, 1998 was primarily due to the inclusion of the acquired operations of Old Safety-Kleen from April 1, 1998 and the inclusion of Rollins for the full fiscal year compared to its inclusion as of May 15, 1997 in the prior year. Current revenues from existing operations grew as a result of increased activity at the Company's harbor-related dredging, treatment and placement operations but were partially offset by reduced volumes at certain hazardous waste landfills. Prior year revenues included contributions from an industrial and municipal solid waste landfill which was divested on December 18, 1997. A reduction in revenues due to foreign exchange rate changes resulted from a relative decline in the Canadian dollar translation rate.

        The Company believes that the Safety-Kleen Acquisition will provide an opportunity to achieve revenue growth of 10-12% by the end of fiscal year 1999. This projected growth will primarily benefit the industrial services component, where the Company expects to increase its market share by offering an expanded scope of waste services, primarily due to the extensive capabilities of the Old LESI facilities, to the existing 120,000 Old Safety-Kleen industrial services customers, as well as continuing to penetrate the industrial parts cleaner market with new aqueous-based units. Growth in the commercial and institutional services component is expected to be realized through the expansion of new service offerings to existing customers, such as vacuum services and paint gun cleaning units, and by continuing to expand into new markets, such as imaging services, where both internal growth and tuck-in acquisitions are expected to result in significant revenue growth opportunities.

        Historically, Old LESI and Old Safety-Kleen have generated internal revenue growth of 3-5%. The Company's ability to achieve the 10-12% revenue growth outlined above will be affected by market conditions and the success of the integration of the Old LESI disposal facility capabilities and the Old Safety-Kleen sales and service network.

        Based on Old Safety-Kleen's historical trends and current market conditions, the Company expects price growth to average 2-3%, with the balance of the revenue growth coming from increased market share.

        The Company expects that the inclusion of the Old Safety-Kleen operations for a full year will result in the following allocation of revenue between the identified components: industrial services 46%, commercial and institutional services 29%, treatment and disposal services 19%, and European operations 6%.


OPERATING EXPENSES

Operating expenses increased $312.3 million, or 64.4%, during the fiscal year ended August 31, 1998, compared to the fiscal year ended August 31, 1997. The increase was primarily attributable to additional business obtained as part of the acquisitions of Old Safety-Kleen and Rollins. As a percentage of revenue, operating expense decreased to 67.3% from 71.5% in the prior year, primarily due to stabilized pricing, the increased utilization of existing facilities and acquisition related cost reduction measures.


DEPRECIATION AND AMORTIZATION EXPENSE

Depreciation and amortization expense increased $39.6 million, or 74.0%, during the fiscal year ended August 31, 1998, compared to the prior year. The increase related to the acquired operations of Old Safety-Kleen and Rollins. As a percentage of revenue, depreciation and amortization expense was relatively unchanged at 7.8%, compared to 7.9% in the prior year.

                                       14
                                       safety-kleen corp.


Management's Discussion and Analysis of Financial Condition and Results of Operations


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased $35.7 million, or 48.8% during the fiscal year ended August 31, 1998, compared to the prior year. As a percentage of revenue, selling, general and administrative expenses decreased to 9.2% from 10.7% in the prior year due to cost reduction measures and economies of scale gained through the Safety-Kleen and Rollins Acquisitions.


RESTRUCTURING AND OTHER CHARGES

A one-time restructuring charge of $65.8 million ($39.5 million after tax, or $0.12 per share on a diluted basis) impacted the current year earnings. The charge included the costs associated with the closing and remediation of certain of the existing operating facilities that have become redundant and other exit activities as a result of the Safety-Kleen Acquisition. $31.8 million of the charge relates to the non-cash write-off of existing facility carrying values, and $34.0 million represents cash costs to be expended during subsequent periods. Based upon the historical operating levels for Old Safety-Kleen and Old LESI, management anticipates that the Company can achieve cash cost reductions related to the Safety-Kleen Acquisition of approximately $165 million annually, within twelve months of the Safety-Kleen Acquisition. The cash reductions are expected to be generated by the elimination of duplicative administrative functions; the benefits of internalizing waste disposal activities and the consolidation and closure of branch and processing operations. The Company's ability to achieve the cash cost reductions will be affected by various factors, including market conditions, successful implementation of the Company's integration strategy, and obtaining certain regulatory approvals.

        In fiscal 1997, the Company recorded a restructuring charge of $331.7 million, ($200.0 million after tax) related to the Rollins Acquisition, of which the expected cash costs were $25 million. The Company has subsequently charged cash expenditures of $14.4 million against the 1997 Rollins restructuring reserves, leaving a balance of $10.6 million for which cash expenditures related primarily to environmental accruals will be expended in subsequent periods. See Liquidity for a discussion of the cash expenditures expected to be incurred in fiscal year 1999 related to both the Rollins and Safety-Kleen Acquisitions.


INTEREST EXPENSE

Interest expense increased $63.4 million, or 143.3%, during the fiscal year ended August 31, 1998 over the prior year, primarily as a result of the recapitalizations related to the Safety-Kleen and Rollins Acquisitions. Prior to May 15, 1997, interest expense was allocated from the parent corporation, Laidlaw.

        Based on existing market conditions, the Company's average interest rate is approximately 8.0% of which 56% was fixed at August 31, 1998. The Company capitalized $4.1 million of interest costs during the year.


OTHER INCOME

Other income increased by $4.8 million from the prior fiscal year, due primarily to an increase in funds available for short term investment, as a result of the recapitalizations related to the Safety-Kleen and Rollins Acquisitions. Interest income earned on a promissory note received on the sale of a Utah landfill also contributed to the increase over 1997.


INCOME TAX EXPENSE

Prior to May 15, 1997, income tax expense was allocated from the parent corporation using applicable income tax rates on income for tax purposes on a separate return basis. Effective May 15, 1997, the Company began filing federal and state income tax returns separately.


EXTRAORDINARY LOSS

In April 1998, the Company replaced its existing Bank Credit Facility with a Senior Credit Facility and recognized an extraordinary charge of $18.8 million ($11.3 million after tax or $0.03 per share on a diluted basis) related to the write-off of previous deferred debt issuance costs and repayment penalties.

                                       15
                                       safety-kleen corp.


Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS:

Operating results, before the restructuring charge, are as follows ($ in millions):

FISCAL YEAR ENDED AUGUST 31                           1997                    1996
----------------------------------------------------------------------------------------------
Revenues ................................    $  678.6     100.0%      $  653.0    100.0%
Operating expense ........................      485.1      71.5%         473.6     72.5%
Depreciation and amortization ............       53.5       7.9%          48.3      7.4%
Selling, general and administrative ......       73.1      10.7%          73.8     11.3%
----------------------------------------------------------------------------------------------
Operating income .........................   $   66.9       9.9%      $   57.3      8.8%
----------------------------------------------------------------------------------------------


REVENUES
Components of revenue ($ in millions)

FISCAL YEAR ENDED AUGUST 31                          1997                      1996
----------------------------------------------------------------------------------------------
Collection and Recovery
  Industrial Services ....................   $  394.1      58%        $  375.5        58%
  Commercial and Institutional Services ..        0.0       0%             0.0         0%
----------------------------------------------------------------------------------------------
Total Collection and Recovery ............      394.1      58%           375.5        58%

Treatment and Disposal
  Thermal Treatment ......................       54.3       8%            22.0         3%
  Landfill ...............................      141.8      21%           174.7        27%
  Specialty Services .....................       88.4      13%            80.8        12%
----------------------------------------------------------------------------------------------
Total Treatment and Disposal .............      284.5      42%           277.5        42%
  Total revenues .........................   $  678.6     100%        $  653.0       100%
----------------------------------------------------------------------------------------------


        Revenues increased by $25.6 million, or 3.9%, during the fiscal year ended August 31, 1997, compared to the fiscal year ended August 31, 1996, supported primarily by increases in the industrial services and thermal treatment lines of business. Revenue for industrial services increased 5.0% from fiscal year 1996 reflecting the inclusion of the acquired Rollins facilities effective May 15, 1997. Thermal treatment revenue increased 146.8% over the prior year, also reflecting the Rollins Acquisition. Landfill revenue decreased 18.8% primarily due to non-recurring event projects performed in the prior year period by the Company's industrial landfill in Utah. Specialty services revenue increased 9.4% from the prior year primarily due to increased harbor related dredging, treatment and placement activity.

        The Company eliminates inter-company revenues in presenting consolidated financial results. The majority of such eliminations occur at the Company's disposal facilities which receive waste streams from the Company's collection and recovery services network. For the fiscal year ended August 31, 1997, the Company directed 68% of its waste streams to internal locations, up from 60% in the prior year.

        Management's estimate of the components of the changes in the Company's consolidated revenue are as follows:

                                                 PERCENTAGE INCREASE (DECREASE)
-------------------------------------------------------------------------------
Expansion of customer base by acquisition ..........................     6.7 %
Other, primarily through volume and price changes ..................    (1.6)%
Divestitures and closures ..........................................    (1.1)%
Foreign exchange rate changes ......................................    (0.1)%
-------------------------------------------------------------------------------
Total ..............................................................     3.9 %
-------------------------------------------------------------------------------

        The comparative increase in revenue for the year ended August 31, 1997 was primarily due to the inclusion of acquired operations, the majority of which related to the Rollins Acquisition. The increase was partially offset by lower pricing and volumes received in the early portion of fiscal 1997. Lower volumes were primarily related to dredging activities performed throughout the prior year by the Company's industrial waste landfill in Utah. Revenue decreased due to pricing and volume reductions at the Company's government services locations, the closure of a wastewater facility in May 1997, and the Company's planned downsizing of its Gulf Coast remedial operations. The negative effect of these reductions from price, volume and closure were diminished in the aggregate due to improvements from increased activity at certain of the Company's landfills and at its PCB management operations.

                                       16
                                       safety-kleen corp.


Management's Discussion and Analysis of Financial Condition and Results of Operations


OPERATING EXPENSES

Operating expenses for the year ended August 31, 1997 increased $11.5 million, or 2.4%, from the year ended August 31, 1996. The increase was primarily due to the Rollins Acquisition. As a percentage of revenue, operating expense decreased to 71.5% from 72.5% in the prior year due to economies of scale gained through the Rollins Acquisition and ongoing cost reduction initiatives.


DEPRECIATION AND AMORTIZATION EXPENSE

Depreciation and amortization expense increased $5.2 million, or 10.8%, during the year ended August 31, 1997 compared to the year ended August 31, 1996. The increase was associated with increased hazardous landfill cell consumption and related amortization; the inclusion of the Clive, Utah incineration facility depreciation expense as of September 1, 1996, and depreciation and amortization expense related to the Rollins Acquisition as of May 15, 1997. As a percentage of revenue, depreciation and amortization expense increased to 7.9% from 7.4% during the prior year period due in part to the higher hazardous landfill disposal as a proportion of total revenue and the inclusion of the Clive facility.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased $0.7 million, or 1.0%, during the year ended August 31, 1997, versus the prior year. The decrease was attributable to a number of cost reduction initiatives implemented and completed during the period. As a percentage of revenue, selling, general and administrative expenses decreased to 10.7% from 11.3% in the prior year due to cost reduction measures and economies of scale gained through the Rollins Acquisition.


RESTRUCTURING CHARGE

A one-time restructuring charge of $331.7 million ($200 million after tax, or $1.45 per share) impacted fiscal 1997 earnings. The charge reflected the closing of certain of the operating facilities that had become redundant and an impairment in the carrying value of certain operating facilities due to lower expected future cash flows, as a result of the Rollins Acquisition.


ALLOCATED INTEREST EXPENSE

Allocated interest expense decreased $17.5 million primarily as a result of the recapitalization related to the Rollins Acquisition. Prior to May 15, 1997, interest expense was allocated to Old LESI from the parent corporation, Laidlaw.


INTEREST EXPENSE

Interest expense increased by $14.9 million from the prior fiscal year primarily as a result of the recapitalization related to the Rollins Acquisition. Effective May 15, 1997, interest expense includes financing costs associated with the Bank Credit Facility, other long-term debt and the Subordinated Convertible Debenture.


OTHER INCOME

Other income increased by $1.5 million from the prior fiscal year primarily as a result of the recapitalization related to the Rollins Acquisition and a resultant increase in funds available for short-term investment.


INCOME TAX EXPENSE (BENEFIT)

Prior to May 15, 1997, income tax expense was allocated from the parent corporation using applicable income tax rates on income for tax purposes on a separate return basis. Effective May 15, 1997, the Company began filing federal and state income tax returns separately.


EARNINGS PER SHARE

Basic earnings per share ("EPS") for fiscal 1998 on reported net income of nil, comprises a $0.05 loss for the extraordinary item, a $0.16 (net of tax) loss for the restructuring and other charges, and $0.21 for income from continuing operations before the restructuring and other charges. Diluted EPS from continuing operations before the restructuring and other charges were $0.18.

                                       17
                                       safety-kleen corp.


Management's Discussion and Analysis of Financial Condition and Results of Operations

FACTORS THAT MAY AFFECT FUTURE RESULTS

This report contains various forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including financial, operating and other projections. These statements are based on current plans and expectations of the Company and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements.

        Important factors that could cause actual results to differ include, among others, risks associated with acquisitions and achieving targeted cost savings levels, fluctuations in operating results because of acquisitions, changes in applicable government regulations (environmental and other), the impact of litigation, competition, changes in prices for petroleum-based products, and risks associated with the operations and growth of the newly acquired business of Old Safety-Kleen and Rollins and other factors described in
Part I, Item 1 of the Company's report on Form 10-K for the fiscal year ended August 31, 1998. As a result of these factors, the Company's revenue and income could vary significantly from quarter to quarter, and past financial performance should not be considered a reliable indicator of future performance.


CAPITALIZATION

On April 1, 1998, the Company announced that Old Safety-Kleen shareholders had accepted its exchange offer, as amended on March 16, 1998, relating to the acquisition of Old Safety-Kleen by the Company. Under the terms of the offer, the Company exchanged $18.30 and 2.8 common shares of Company stock for each Old Safety-Kleen share tendered. In May 1998, the Company completed the acquisition of Old Safety-Kleen through a back-end merger, approved by the Old Safety-Kleen shareholders on May 18, 1998. The total consideration of approximately $2.2 billion, including debt assumed and estimated transaction costs, was comprised of $1.5 billion cash and 166.5 million shares of Company common stock. The cash consideration and the refinancing of certain existing indebtedness was financed from the proceeds of a $2.2 billion Senior Credit Facility (the "Senior Credit Facility").

        On May 29, 1998, Safety-Kleen Services, Inc., a wholly-owned subsidiary of the Company, issued $325 million of 9.25% Senior Subordinated Notes due 2008 (the "Notes") in a private offering. Net proceeds from the sale of the Notes, after the underwriting discount and other expenses, were approximately $316 million. The proceeds were used to repay a portion of the borrowings outstanding under the Senior Credit Facility.


LIQUIDITY

The cash provided by continuing operations during fiscal years 1998, 1997 and 1996 was $87.6 million, $37.0 million and $21.9 million, respectively. In 1998, cash from operations was comprised of $192.0 million from operations before financing working capital requirements of $47.1 million and $57.3 million related to spending on acquisitions liabilities.

        As a direct result of the personnel reductions and facility closures related to the Rollins and Safety-Kleen Acquisitions, the Company plans to incur salary and benefit related costs and closure costs in fiscal year 1999 of approximately $60 million. A significant portion of these cash costs will be offset by the anticipated proceeds from disposal of Old Safety-Kleen facilities during fiscal 1999.

        The Company believes that the existing level of working capital of $11
7.4 million is adequate for normal growth and operating needs. Trade and other accounts receivable continues to represent the largest portion of current assets, totaling $320.0 million at August 31, 1998. The average days sales outstanding reduced to 66 days, from 93 days at August 31, 1997 primarily attributable to the lower average days outstanding of the Old Safety-Kleen operations. The Company's primary sources of liquidity are cash flows from operations, existing cash and short-term investments of $16.3 million, short-term unused working capital bank lines of $45.0 million and the unused cash portion of the Senior Credit Facility's revolver tranche of $192.0 million. Interest payments for the Company's Pay In Kind (PIK) convertible debentures are due semiannually, on November 15 and May 15 until its maturity on May 15, 2009. Interest payments due during the first two years after the Safety-Kleen Acquisition are required to be satisfied by the issuance of the Company's common shares, based on the market price of the common shares at the time the interest payments are due. At the Company's option, any other interest or principal payments (other than optional early redemption) may be satisfied by issuing common shares, based on the market price at the time such payments are due.

                                       18
                                       safety-kleen corp.


Management's Discussion and Analysis of Financial Condition and Results of Operations

        The Company expects to fund the debt repayment and environmental liability requirements outlined in Notes 5 and 7 of the Notes to Consolidated Financial Statements from cash flows from operations.

        The Company has not paid dividends during the reported periods, and does not intend to pay dividends in the foreseeable future. Additionally, the Senior Credit Facility prohibits the payment of dividends (unless a given percentage of lenders otherwise agree).


CAPITAL EXPENDITURES AND CAPITAL RESOURCES

Investing activities from continuing operations used cash of $1,293.3 million, $21.9 million and $114.9 million in fiscal years 1998, 1997 and 1996, respectively. In 1998, $1,281.5 million was incurred in connection with the Safety-Kleen Acquisition. Net expenditures for the purchase of fixed assets for normal replacement requirements and increases in services were $50.8 million, $36.1 million and $104.3 million in fiscal years 1998, 1997 and 1996, respectively. The Company's projected capital expenditures for fiscal 1999 are approximately $80.0 million. The Company believes that it has adequate resources to finance these expenditures.

        The Senior Credit Facility also contains negative, affirmative and financial covenants customarily found in credit agreements for financings similar to the financing provided under the Senior Credit Facility, including covenants limiting annual capital expenditures, restricting debt, guaranties, liens, mergers and consolidations, sales of assets and payment of dividends. The Company was in compliance with all of its covenants at August 31, 1998.


INFLATION

During the periods presented herein, the Company's business has not been and is not expected in the near future to be, significantly affected by inflation.


YEAR 2000 ISSUES

The Year 2000 ("Y2K") issue is the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. Such computer programs will be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to disruptions in operations. During fiscal 1997 the Company developed a three-phase program for Y2K systems compliance. Phase I identified those systems with respect to which the Company has exposure to Y2K issues. Phase II was the development and implementation of action plans for Y2K compliance. Phase III, to be completed by mid-calendar year 1999, is the final testing of the appropriate major areas of exposure to ensure compliance.

        Phase I was completed in early fiscal 1998 and identified three major areas of Y2K non-compliance:

        (1) certain modules of the Company's financial and operational systems,
        (2) incinerator distributed control systems, and
        (3) third-party vendor relationships.

        The Phase II action plans have been developed and the Company is currently implementing those remedial plans. The Company's plan to bring deficient financial systems into compliance through the previously scheduled purchase of software upgrades has been accomplished and these upgrades have tested satisfactorily. Remediation of the operational systems is substantially complete. Work on the final three operational systems is underway and is expected to be completed by the first quarter of calendar year 1999. The deficiencies in the incinerator distributed control systems will be remedied by the installation of upgrades purchased from the systems vendors. With respect to the third-party vendors, the Company has contacted most of its major suppliers and has received indications that they are either compliant or intend to be compliant by mid-calendar year 1999.

                                       19
                                       safety-kleen corp.


Management's Discussion and Analysis of Financial Condition and Results of Operations

        In April 1998, the Company acquired Old Safety-Kleen. Old Safety-Kleen had been following a similar process as the Company to identify its exposure to Y2K issues. Phase I had been completed prior to the Safety-Kleen Acquisition and Old Safety-Kleen was proceeding with Phases II and III. Subsequent to the Safety-Kleen Acquisition, the Phase II plans have been modified to reflect the integration of the financial and operational systems of the two companies. The two major areas that were identified as critical for Old Safety-Kleen's Y2K compliance are:

        (1) the operating systems, and
        (2) third-party vendor relationships.

        Phase II work began in the fourth quarter of calendar year 1997 and will be accomplished through a combination of hardware and software upgrades and program changes. The Company expects this process to be completed by mid-calendar year 1999. With respect to the third-party vendors, the Company has contacted most of Old Safety-Kleen's major suppliers and has received indications that they are either compliant or intend to be compliant by mid-calendar year 1999.

        The Company believes it will spend approximately $10 million for Y2K compliance and will require 20,000 programming man days to bring the Company's computer systems into compliance, including Old Safety-Kleen issues. To date, the Company has completed approximately 13,000 programming man days towards this effort. Including Old Safety-Kleen issues, $ 1.4 million was incurred in fiscal year 1998, with the balance to be incurred in fiscal year 1999.

        The Company believes that the action plans that have been developed and the implementation time frames that have been established adequately allow for unexpected issues that could arise, therefore, contingency plans have not been prepared. The Company will monitor the remaining time to complete the implementation and will review the requirement to prepare contingency plans on a monthly basis.


RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130"), effective for periods beginning after December 15, 1997. SFAS 130, which will be adopted in the first quarter of the year ending August 31, 1999, establishes standards for reporting and displaying comprehensive income and its components. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources and includes all changes in equity during a period except those resulting from investments by and distributions to owners. Adoption of this standard will only require additional financial statement disclosures.

        In June 1997, FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), effective for periods beginning after December 15, 1997. SFAS 131, which will be adopted as of August 31, 1999, establishes standards for the reporting by public business enterprises of information about operating segments in interim and annual financial statements. The Company is currently evaluating the impact, if any, the implementation of this standard will have on the disclosures in the consolidated financial statements.

        In June 1998, FASB issued Statement No. 133, "Accounting of Derivative Instruments and Hedging Activities" ("SFAS 133"), effective for periods beginning after June 15, 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of the derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and if it is, the type of hedge transaction. The Company anticipates that the adoption of this standard will not have a significant effect on the Company's results of operations or its financial position.

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1 ("SOP 98-1"), effective for periods beginning after December 15, 1998. SOP 98-1 provides guidance on defining internal use software and the accounting for the costs thereof. The Company anticipates that the adoption of this statement will not have a significant effect on the Company's results of operations or its financial position.

                                       20
                                       safety-kleen corp.


Report of Independent Accountants

TO THE STOCKHOLDERS AND DIRECTORS OF SAFETY-KLEEN CORP.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows, and changes in stockholders' equity present fairly, in all material respects, the financial position of Safety-Kleen Corp. and its subsidiaries at August 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICEWATERHOUSECOOPERS LLP

CHARLOTTE, NORTH CAROLINA
OCTOBER 6, 1998

                                       21
                                       safety-kleen corp.


CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED AUGUST 31                           1998         1997          1996
--------------------------------------------------------------------------------
($ in thousands, except per share amounts)

Revenues ...............................   $1,185,473   $  678,619   $  652,973
--------------------------------------------------------------------------------
Expenses:

    Operating ..........................      797,382      485,062      473,563
    Depreciation and amortization ......       93,051       53,506       48,291
    Selling, general and administrative       108,817       73,068       73,800
    Restructuring and other charges .......    65,831      331,697         --
--------------------------------------------------------------------------------
    Total expenses ........................ 1,065,081      943,333      595,654
--------------------------------------------------------------------------------
Operating income (loss) ...................   120,392     (264,714)      57,319
Allocated interest expense ................      --         24,030       41,506
Interest expense ..........................   107,697       20,243        5,344
Other income ..............................     7,657        2,865        1,391
--------------------------------------------------------------------------------
Income (loss) from continuing operations
    before income tax .....................    20,352     (306,122)      11,860
Income tax expense (benefit) ..............     9,133     (122,789)       2,500
--------------------------------------------------------------------------------
Income (loss) from continuing operations
    before minority interest ..............    11,219     (183,333)       9,360
Minority interest, net of tax .............       269         (119)      (2,646)
--------------------------------------------------------------------------------
Income (loss) from continuing operations       11,488     (183,452)       6,714
Income from discontinued operations,
    net of tax ............................       --            20        1,496
--------------------------------------------------------------------------------
Income (loss) before extraordinary items       11,488     (183,432)       8,210
Extraordinary loss, net of tax of $7,494...   (11,283)        --           --
--------------------------------------------------------------------------------
    Net income (loss) .....................  $   205    $(183,432)   $    8,210
--------------------------------------------------------------------------------
Basic and diluted income (loss) per share:
    Income (loss) from continuing
      operations...........................  $  0.05    $  (1.33)    $    0.06
    Income from discontinued operations ...       --         --           0.01
    Extraordinary loss, net of tax ........    (0.05)        --            --
--------------------------------------------------------------------------------
    Net income (loss) .....................   $    -    $  (1.33)    $    0.07
--------------------------------------------------------------------------------
Weighted average common stock
    outstanding (000's)....................   249,287     138,033       120,000

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                       22
                                       safety-kleen corp.


CONSOLIDATED BALANCE SHEETS

YEAR ENDED AUGUST 31                                      1998           1997
--------------------------------------------------------------------------------
($ in thousands)

ASSETS
Current assets
    Cash and cash equivalents .......................  $  16,333       $11,160
    Trade and other accounts receivable
      (net of allowance for doubtful accounts
      of $10,816 in 1998; $7,236 in 1997) ...........    320,048       210,914
    Inventories and supplies ........................     53,759         7,927
    Income taxes recoverable ........................     37,495            --
    Deferred income taxes ...........................     69,426        13,027
    Other current assets ............................     45,273         8,512
--------------------------------------------------------------------------------
      Total current assets ..........................    542,334       251,540
--------------------------------------------------------------------------------
Long-term investments                                     35,926        51,909
--------------------------------------------------------------------------------
Land, landfill sites and improvements ...............    504,308       499,326

Buildings ...........................................  1,115,137       412,070

Machinery and equipment .............................  1,495,643       607,296
Leasehold improvements ..............................     32,815         7,709
Construction in process .............................     14,965        15,608
--------------------------------------------------------------------------------
    Property, plant and equipment ...................  3,162,868     1,542,009
      Less: Accumulated depreciation
      and amortization ..............................   (312,366)     (305,440)
--------------------------------------------------------------------------------
Net property, plant and equipment ...................  2,850,502     1,236,569
--------------------------------------------------------------------------------
Goodwill, at cost (net of accumulated amortization
    of $23,345 in 1998; $11,669 in 1997) ............  1,023,154        70,527

Other assets ........................................     16,979           333
--------------------------------------------------------------------------------
    Total assets .................................... $4,468,895    $1,610,878
--------------------------------------------------------------------------------


LIABILITIES
Current liabilities

    Accounts payable ................................ $  128,560    $   48,148

    Accrued liabilities                                  219,352       115,211
    Current portion of long-term debt ...............     77,004        12,086
--------------------------------------------------------------------------------
      Total current liabilities .....................    424,916       175,445

Environmental and other long-term liabilities .......    259,459       179,668

Long-term debt ......................................  1,853,164       528,010

Subordinated convertible debenture ..................    350,000       350,000

Deferred income taxes ...............................    566,650        49,790
--------------------------------------------------------------------------------
    Total liabilities ...............................  3,454,189     1,282,913
--------------------------------------------------------------------------------

Commitments and contingencies                                 --            --

STOCKHOLDERS' EQUITY

Common stock, par value $1.00 per share;
  authorized 750,000,000, issued and
  outstanding 350,984,971 in 1998,
  180,435,311 in 1997 ...............................    350,985       180,435
Additional paid-in capital ..........................    919,308       385,200
Cumulative foreign currency translation adjustment...    (18,828)         (706)
Accumulated deficit .................................   (236,759)     (236,964)
--------------------------------------------------------------------------------
      Total stockholders' equity ....................  1,014,706       327,965
--------------------------------------------------------------------------------
    Total liabilities and stockholders' equity ...... $4,468,895    $1,610,878
--------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                       23
                                       safety-kleen corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED AUGUST 31                                            1998           1997            1996
------------------------------------------------------------------------------------------------------
($ in thousands)

Cash flows from operating activities:
Net income (loss) ......................................   $       205    $  (183,432)   $     8,210
    Adjustments to reconcile net income (loss) to net
      cash provided by continuing operations:
    Income from discontinued operations ................          --              (20)        (1,496)
    Extraordinary loss, net of applicable income tax ...        11,283           --             --
    Restructuring charge, net of applicable income taxes        39,499        200,000           --
    Depreciation and amortization ......................        93,051         53,506         48,291
    Deferred income taxes ..............................        21,681         37,507            783
    Change in accounts receivable ......................         7,902         (8,151)        (1,719)
    Change in accounts payable and accrued
      and long-term liabilities ........................       (18,617)       (52,632)       (30,692)
    Decrease in liabilities assumed upon acquisition ...       (40,922)       (17,945)          --
    Restructuring and other charge payments ............       (16,338)          --             --
    Change in other, net ...............................       (10,117)         8,126         (1,428)
------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations .............        87,627         36,959         21,949
Net cash provided by discontinued operations ...........          --              425          3,199
------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities ..........        87,627         37,384         25,148
------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Cash acquired (expended) on acquisition of business     (1,281,495)        15,451         (8,000)
    Purchase of property, plant and equipment ..........       (50,754)       (36,097)      (104,284)
    Increase in long-term investments ..................        (2,478)        (2,837)          --
    Proceeds from sales of property, plant and equipment        13,433          1,596          3,319
    Proceeds from sale of business .....................        33,675           --             --
    Change in other, net ...............................        (5,716)          --           (5,984)
------------------------------------------------------------------------------------------------------
Net cash used in continuing operations .................    (1,293,335)       (21,887)      (114,949)
Net cash used in discontinued operations ...............          --           (1,887)        (5,026)
------------------------------------------------------------------------------------------------------
    Net cash used in investing activities ..............    (1,293,335)       (23,774)      (119,975)
------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Issuance of common stock on exercise
    of stock options ...................................           509           --             --
    Borrowings of long-term debt .......................     1,856,814        451,622           --
    Bank financing fees and expenses ...................       (50,538)       (18,788)          --
    Bank overdraft .....................................        12,992        (32,188)        21,880
    Repayment of long-term debt ........................      (604,684)       (61,542)        (7,548)
    Payment to Laidlaw Inc. ............................          --         (349,116)          --
    Advances from Laidlaw Inc. .........................          --            7,562         82,913
------------------------------------------------------------------------------------------------------
Net cash provided by (used in) continuing operations ...     1,215,093         (2,450)        97,245
Net cash used in discontinued operations ...............          --             --           (2,418)
------------------------------------------------------------------------------------------------------
    Net cash provided by (used in)financing activities .     1,215,093         (2,450)        94,827
------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash ................        (4,212)          --             --
------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents ..............         5,173         11,160           --
Cash and cash equivalents at:
    Beginning of period ................................        11,160           --             --
------------------------------------------------------------------------------------------------------
    End of period ......................................   $    16,333    $    11,160    $      --
------------------------------------------------------------------------------------------------------


SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
    Interest ...........................................   $    78,008    $    26,660    $    34,050
------------------------------------------------------------------------------------------------------
    Income taxes .......................................   $     1,253    $      --      $      --
------------------------------------------------------------------------------------------------------




                                       24
                                       safety-kleen corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS-CONTINUED

YEAR ENDED AUGUST 31                                        1998           1997       1996
---------------------------------------------------------------------------------------------
($ in thousands)

NON-CASH INVESTING AND FINANCING ACTIVITIES

Business combinations
    Fair value of assets acquired ...................   $ 2,949,100    $   495,168   $   --
    Fair value of liabilities assumed ...............       968,498        329,134       --
    Less, cash paid .................................    (1,295,953)          --         --
---------------------------------------------------------------------------------------------
    Fair value of stock issued on acquisition .......   $   686,649    $   166,034   $   --
---------------------------------------------------------------------------------------------
Issuance of subordinated convertible debenture
    to Laidlaw Inc. .................................   $      --      $   350,000   $   --
---------------------------------------------------------------------------------------------
Issuance of common stock to satisfy interest
    payment due on subordinated convertible debenture   $    17,500    $      --     $   --
---------------------------------------------------------------------------------------------
Accounts payable related to fixed assets ............   $      --      $      --     $  8,992
---------------------------------------------------------------------------------------------
Non-cash transactions arising from sale of business:
    Promissory note receivable ......................   $     8,000    $      --     $   --
    Reduction of debt ...............................        40,814           --         --
---------------------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                        CUMULATIVE
                                           COMMON        ADDITIONAL        FOREIGN    ACCUMULATED
AUGUST 31                                   STOCK           PAID-IN       CURRENCY        DEFICIT         TOTAL
                                                            CAPITAL    TRANSLATION                STOCKHOLDERS'
                                                                        ADJUSTMENT                       EQUITY
-----------------------------------------------------------------------------------------------------------------
($ IN THOUSANDS)

Balance at September 1, 1995 .......   $   120,000   $   998,008          $--      $   (61,742)   $ 1,056,266
Net income .........................          --            --             --            8,210          8,210
Net additional investment
    by Laidlaw Inc. ................          --          30,301           --             --           30,301
-----------------------------------------------------------------------------------------------------------------
Balance at August 31, 1996 .........       120,000     1,028,309           --          (53,532)     1,094,777
Net loss ...........................          --            --             --         (183,432)      (183,432)
Net additional investment
    by Laidlaw Inc. ................          --           7,562           --             --            7,562
Issuance of subordinated convertible
    debenture to Laidlaw Inc. ......          --        (350,000)          --             --         (350,000)
Cash paid to Laidlaw Inc. ..........          --        (349,116)          --             --         (349,116)
Issuance of additional shares
    on acquisition .................        60,376       105,658           --             --          166,034
Exercise of stock options ..........            59            96           --             --              155
Transfer of subsidiary
    (See Note 12) to Laidlaw Inc. ..          --         (57,309)          --             --          (57,309)
Cumulative foreign currency
    translation adjustment .........          --            --             (706)          --             (706)
-----------------------------------------------------------------------------------------------------------------
Balance at August 31, 1997 .........       180,435       385,200           (706)      (236,964)       327,965
Net income .........................          --            --             --              205            205
Issuance of additional shares
    on acquisition .................       166,460       520,189           --             --          686,649
Exercise of stock options ..........           169           340           --             --              509
Issuance of shares in payment for
    interest on subordinated
    convertible debenture ..........         3,921        13,579           --             --           17,500
Cumulative foreign currency
    translation adjustment .........          --            --          (18,122)   $      --          (18,122)
-----------------------------------------------------------------------------------------------------------------
Balance at August 31, 1998 .........   $   350,985   $   919,308    $   (18,828)   $  (236,759)   $ 1,014,706
-----------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                       25
                                       safety-kleen corp.


Notes to Consolidated Financial Statements


1. NAME CHANGE

Effective July 1, 1998, Laidlaw Environmental Services, Inc. (the "Company") began doing business as Safety-Kleen Corp. and its stock began trading on the New York Stock Exchange under the name Safety-Kleen Corp. and the ticker symbol NYSE:SK. The formal name change requires shareholder approval which the Company will seek at its annual meeting in November 1998.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

CONSOLIDATION
The consolidated financial statements include the accounts of the Company and all of its subsidiary companies. All significant intercompany balances and transactions have been eliminated.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash on deposit and term deposits in investments with maturities of three months or less.

INVENTORIES
Inventories consist primarily of solvent, oil and supplies and are valued at the lower of cost or market, determined on a first-in, first-out basis.

LONG-TERM INVESTMENTS
Long-term investments, which have been classified as held to maturity, are carried at cost, which approximates fair market value, and consist primarily of long-term trust fund deposits with government authorities to support closure and post-closure activities at several of the Company's facilities.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is recorded at cost. Expenditures for major renewals and improvements are capitalized. Items of an ordinary repair or maintenance nature are charged directly to operating expense.

        Machinery and equipment includes the cost of equipment at customer locations having a net book value of $103.3 million at August 31, 1998. Depreciation commences when the units are placed in service at the customer.

        Landfill sites, preparation costs and improvements are recorded at cost, which includes capitalized interest on landfill capacity under development, and amortized on the basis of landfill capacity utilized during the year. Landfill capacity represents total permitted airspace which is measured in the form of cubic yards.

        During the construction and development period of an asset, the costs incurred, including applicable interest costs, are classified as construction in process. Once an asset has been completed and put into use, it is transferred to the appropriate category and depreciation commences.

        During fiscal years 1998, 1997, and 1996, the Company capitalized interest of $4.1 million, $6.7 million, and $12.8 million, respectively.

        The cost of permits directly related to property, plant and equipment is capitalized with the related asset and depreciated over the expected permit life. Leasehold improvements are capitalized and amortized over the shorter of the improvement life or the remaining term of the lease. Depreciation and amortization of other property, plant and equipment is provided substantially on a straight-line basis over their estimated useful lives which are as follows:

        Buildings-20 to 40 years
        Machinery and equipment-5 to 30 years.

        Depreciation expense was $78.1 million, $50.9 million, and $45.9 million in fiscal 1998, 1997 and 1996, respectively.

GOODWILL
Goodwill consists primarily of the cost of acquired businesses in excess of market value of net assets acquired. Goodwill is amortized on a straight-line basis over forty years.

IMPAIRMENT
The Company periodically reviews the carrying values of its property, plant and equipment and goodwill to determine whether such values are recoverable. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of property, plant and equipment and goodwill in relation to the operating performance and the estimated future undiscounted cash flows of the underlying business. The Company adjusts the book value of the underlying asset if the sum of expected future cash flows is less than book value. Any resulting write downs are charged to depreciation and amortization expense.

DEFERRED FINANCING COSTS
Deferred financing costs are amortized over the life of the related debt instrument and included in long-term debt.

                                       26
                                       safety-kleen corp.


Notes to Consolidated Financial Statements

ENVIRONMENTAL LIABILITIES
Environmental liabilities include accruals for the estimated costs associated with closure and post-closure monitoring and maintenance of the Company's landfills, remediation at certain of the Company's facilities and corrective actions at Superfund sites. The Company accrues for estimated closure and post-closure costs over the life of the landfill site as capacity is consumed. The Company accrues for costs associated with environmental remediation obligations when such costs are probable and reasonably estimable. Accruals for estimated costs of environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Changes in estimated closure and post-closure costs are recognized over the asset life. Costs of future expenditures for environmental remediation obligations are discounted if the amount and timing of the cash payments are fixed or reliably determinable.

FINANCIAL INSTRUMENTS
The Company's cash and cash equivalents, accounts receivable, certain long-term investments, accounts payable, long-term debt, and the subordinated convertible debenture constitute financial instruments. Concentration of credit risks in accounts receivable are limited due to the large number of customers comprising the Company's customer base throughout North America and Europe. The Company performs ongoing credit evaluations of its customers, but does not require collateral to support customer accounts receivable. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers, historical trends and other relevant information.

DERIVATIVE FINANCIAL INSTRUMENTS
The Company uses interest rate swap agreements to minimize the impact of interest rate fluctuations on floating interest rate long-term borrowings. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense. See Note 5 for fair value information pertaining to long-term debt and derivative financial instruments.

REVENUE RECOGNITION
Revenues, along with the related costs of treatment, disposal and transportation, are recorded at the time of performance of services, shipment of products, or acceptance of waste at the Company's service centers. Revenues from the Company's treatment and disposal operations, primarily landfill and incineration facilities, are recognized when the waste material is disposed of, whether burned, landfilled, or treated. Pursuant to contracts with its customers, the Company accepts title to waste material at such time and provides contractual indemnification to its customers against future liability with respect to the waste materials.

INCOME TAXES
Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits are more likely than not. Prior to May 15, 1997, the Company filed consolidated tax returns with Laidlaw Inc., the former parent company. Income taxes for periods prior to May 15, 1997 have been calculated using applicable income tax rates on income for tax purposes on a separate return basis.

FOREIGN CURRENCY TRANSLATION
The Company's foreign operations are all of a self-sustaining nature.
The functional currency of the Company's foreign subsidiaries is its respective local currency. Assets and liabilities are translated to U.S. Dollars at the exchange rate in effect at the balance sheet date and revenue and expenses at weighted monthly average exchange rates for the year. Gains and losses from the translation of the financial statements of the foreign subsidiaries are included in stockholders' equity.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS
Certain prior year amounts have been reclassified to be consistent with current year presentation.

                                       27
                                       safety-kleen corp.

Notes to Consolidated Financial Statements

3. BUSINESS COMBINATIONS

ROLLINS ENVIRONMENTAL
On May 15, 1997, pursuant to a February 6, 1997 stock purchase agreement
(the "Stock Purchase Agreement") between Rollins Environmental Services, Inc. ("Rollins") and Laidlaw Inc. and its subsidiaries ("Laidlaw"), Rollins acquired the hazardous and industrial waste operations of Laidlaw ("Old LESI" or the "Accounting Acquirer"). The business combination was accounted for as a reverse acquisition using the purchase method of accounting. Rollins issued 120 million common shares and a $350 million 5% subordinated convertible debenture, and paid $349.1 million in cash ($400 million, less debt of $50.9 million assumed), to Laidlaw. Coincident with the closing of the acquisition, the continuing legal entity changed its name from Rollins Environmental Services, Inc. to Laidlaw Environmental Services, Inc.
(the "Company"). This acquisition decreased Laidlaw's ownership to 67% of the issued common shares of the Company. Accordingly, the Company adopted the Accounting Acquirer's fiscal year-end of August 31.

        As a result of the acquisition, the historical financial information included in these consolidated financial statements is that of the Accounting Acquirer. The results of operations of Rollins have been included from the date of acquisition.

SAFETY-KLEEN CORP.
The Company announced on April 1, 1998 that 93% of Safety-Kleen Corp. ("Safety-Kleen") shareholders had accepted its exchange offer, as amended on March 16, 1998, relating to the acquisition of Safety-Kleen by the Company. Under the terms of the offer, the Company exchanged $18.30 and 2.8 common shares of Company stock for each Safety-Kleen share tendered. In
May 1998, the Company completed the acquisition of Safety-Kleen through a back-end merger, approved by the Safety-Kleen shareholders on May 18, 1998. The total consideration of approximately $2.2 billion, including debt assumed and estimated transaction costs, was comprised of approximately $1.5 billion cash and 166.5 million shares of Common stock. The fair value per share of the common stock of $4.125 is the average of the closing New York Stock Exchange market price for the three trading days prior to and the three trading days immediately following and including March 16, 1998, the date of the merger agreement. The cash consideration and the refinancing of certain existing indebtedness was financed from the proceeds of a $2.2 billion Senior Credit Facility (See Note 5).

        The acquisition of Safety-Kleen has been accounted for under the purchase method and accordingly, the financial statements include the results of operations of the acquired business from the date of acquisition. The purchase price has been allocated to the assets acquired and liabilities assumed based upon management's best estimate of their fair values. Given the size and complexity of the acquired operations, as well as the short time period that has elapsed since acquisition, the cost, and the allocation thereof, of the acquisition is subject to change based upon the final resolution of those estimates. However, management believes that the final resolution of the estimates will not have a material impact on the financial position or results of operations of the Company. The areas of particular complexity include valuation of long-lived assets, environmental liabilities, pre-acquisition contingencies and the related deferred tax consequences. The excess of the estimated purchase price over the assets acquired of approximately $948.9 million is being amortized over forty years.

As a direct result of the personnel reductions and facility closures related to the Rollins and Safety-Kleen acquisitions, the Company plans to incur salary and benefit related costs and closure costs in fiscal 1999 of approximately $60.0 million.

        The unaudited pro forma consolidated data set forth below presents the results of operations of the Company as if both acquisitions had occurred as of September 1, 1996. This data does not purport to be indicative of the results of operations that might have occurred nor which might occur in the future. In addition, the information does not reflect synergies yet to be realized from the integration of the Company and the acquired businesses:

FISCAL YEAR                                        1998           1997
Revenue ..................................  $ 1,754,981    $ 1,802,627
Loss from continuing operations ..........      (15,753)      (256,410)
Per share data:
Loss from continuing operations ..........  $     (0.05)   $     (0.74)
Weighted average common stock
  outstanding (000's) ....................      349,025        346,836

                                       28
                                       safety-kleen corp.

Notes to Consolidated Financial Statements

4. ACCRUED LIABILITIES

Accrued liabilities consist of the following ($ in thousands):

AUGUST 31                                         1998      1997
------------------------------------------------------------------
Current portion of environmental liabilities   $ 45,434   $ 27,376
Interest payable ...........................     28,914     12,643
Accrued salaries and benefits ..............     70,577     25,018
Accrued disposal costs .....................      6,605     10,039
Other ......................................     67,822     40,135
------------------------------------------------------------------
    Total ..................................   $219,352   $115,211
------------------------------------------------------------------

5. LONG-TERM DEBT

SENIOR CREDIT FACILITY
In April 1998, the Company repaid its existing Bank Credit Facility and established a $2.2 billion Senior Credit Facility (the "Senior Credit Facility") pursuant to a credit agreement between the Company and a syndicate of banks and other financial institutions. The Senior Credit
Facility, the availability of which was permanently reduced by $325 million to $1.875 billion by the subsequent issuance of the Senior Subordinated Notes described below, consists of five parts: (i) a $550 million six-year Senior Secured Revolving Credit Facility (interest rates at August 31, 1998 of 8.06% to 8.13%) with a $200 million letter of credit sublimit and $400 million sublimit for loans (the "Revolver"), (ii) a $455 million six-year Senior Secured Amortizing Term Loan (interest rates at August 31, 1998 of 8.06% to 8.13%),
(iii) a $70 million six-year Senior Secured Amortizing Term Loan (interest rates at August 31, 1998 of 7.31% to 7.65%), (iv) a $400 million minimally amortizing seven-year Senior Secured Term Loan (interest rates at August 31, 1998 of 8.44% to 8.50%) and (v) a $400 million minimally amortizing eight-year Senior Secured Term Loan (interest rates at August 31, 1998 of 8.69% to 8.75%). The term loans referred to in clauses (ii), (iii), (iv) and (v) are collectively referred to herein as the "Term Loans".

        In connection with the repayment of its existing Bank Credit Facility, the Company recognized an extraordinary charge of approximately $18.8 million ($11.3 million after tax, or $0.05 per share) related to the write-off of previous deferred debt issuance costs and repayment penalties.

        As of August 31, 1998, the Term Loans have been drawn in full and borrowings outstanding under the Revolver total $208 million. The Company has $192 million of additional borrowing availability under the Revolver. In addition, there were $76 million of letters of credit issued under the terms of the Revolver, with additional availability of $124 million.

        The Senior Credit Facility contains negative, affirmative and financial covenants customarily found in credit agreements for similar financings, including covenants restricting debt, guarantees, liens, mergers and consolidations, sales of assets and payment of dividends and establishing a total leverage ratio test, a fixed charge coverage test, and interest coverage ratio test and a maximum contingent obligation to operating cash flow ratio test. The Company was in compliance with the covenants at August 31, 1998.

        The Senior Credit Facility is collateralized by all of the tangible assets of the Company. All of the capital stock of the Company and its subsidiaries, including the acquired Safety-Kleen subsidiaries, are pledged to the lenders, and such subsidiaries guaranty the obligations of the Company to the lenders.

        Interest costs on the Senior Credit Facility are reset periodically, at least annually, and vary depending on the particular facility and whether the Company chooses to borrow under Eurodollar or non-Eurodollar loans. Interest costs on the promissory note are based on U.S. Dollar London Interbank Offered Rate ("LIBOR "), determined on a semi-annual basis.

SENIOR SUBORDINATED NOTES
On May 29, 1998, Safety-Kleen Services, Inc. (formerly known as LES, Inc.), a wholly-owned subsidiary of the Company, issued $325 million 9.25% Senior Subordinated Notes due 2008 (the "Notes") in a Rule 144A offering.
Net proceeds from the sale of the Notes, after the underwriting discount and other expenses, were approximately $316 million. The proceeds were used to repay a portion of the borrowings outstanding under the Senior Credit Facility.

                                       29
                                       safety-kleen corp.


Notes to Consolidated Financial Statements

        The Notes mature on June 1, 2008. Interest on the Notes will be payable semiannually, commencing December 1, 1998. The Notes will be redeemable, in whole or in part, at the option of the Company, at any time prior to June 1, 2003 at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of 104.625% of the principal amount of such Notes and the scheduled payments of interest thereon through and including June 1, 2003, discounted to such redemption date on a semi-annual basis at the Adjusted Treasury Rate, as defined, plus 50 basis points, together with accrued and unpaid interest, if any. The Notes will be redeemable, in whole or in part, at the option of the Company at any time on or after June 1, 2003 at 104.625% of the principal amount declining ratably in annual increments to par on or after June 1, 2006. In addition, prior to June 1, 2001, the Company may redeem up to 35% of the original aggregate principal amount of the Notes with the net proceeds of one or more public equity offerings at a redemption price equal to 109.25% of the principal amount thereof, plus accrued and unpaid interest. Upon a change in control of the Company, each holder of the Notes may require the Company to repurchase all or a portion of such holder's Notes at 101% of the principal amount thereof, plus accrued interest.

        The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness, as defined, of the Company. The Notes will rank senior in right of payment to all existing and future subordinated indebtedness of the Company, if any. The payment of the Notes are guaranteed on a senior subordinated basis by Laidlaw Environmental Services, Inc. and are jointly and severally guaranteed on a senior subordinated basis by the Company's wholly-owned domestic subsidiaries. No foreign direct or indirect subsidiary or non-wholly-owned domestic subsidiary is an obligor or guarantor on the financing.

        The Notes contain certain affirmative and negative covenants which, in certain instances and subject to certain limitations and qualifications, restrict, among other things, the incurrence of additional debt, restricted payments, assets sales, transactions with affiliates, dividend and other payments, the issuance of stock of subsidiaries to third parties, certain liens, and certain consolidations, mergers of sales of assets. The Company was in compliance with the covenants at August 31, 1998.

        In accordance with an Exchange and Registration Rights Agreement entered at the time of the issuance of the Notes, the Company filed a registration statement with the Securities and Exchange Commission on June 24, 1998, pursuant to which the Company proposes to exchange the Notes for notes of the Company with terms identical to the Notes.

SAFETY-KLEEN NOTES
In connection with the acquisition of Safety-Kleen and in accordance with the terms of the notes due to the change of control of the issuer, the Company repurchased substantially all of the outstanding 9.25% $100 million Notes due September 15, 1999 pursuant to a tender offer to the note holders at a price of approximately 105%.

Long-term debt consists of the following ($ in thousands):

AUGUST 31                                               1998        1997
--------------------------------------------------------------------------------
Senior Credit Facility:
  Terms loans, U.S. ............................ $ 1,238,250    $315,000
  Term loans, Canadian .........................      60,500      60,000
  Revolver .....................................     208,000          --
Senior Subordinated Notes, due June 1, 2008,
with an interest rate of 9.25% .................     325,000          --
Promissory note, due May 2003, with an interest
rate of 5.91% ..................................      60,000      60,000
Industrial Revenue Bonds, due 2003-2027,
with fixed interest rates from 6.0% to 9.0%.....      80,891     123,314
Other ..........................................       1,410         948
--------------------------------------------------------------------------------
                                                    1,974,051    559,262
Less: current portion ..........................       77,004     12,086
Less: unamortized deferred financing costs .....       43,883     19,166
--------------------------------------------------------------------------------
  Total ........................................   $1,853,164   $528,010
--------------------------------------------------------------------------------

                                       30
                                       safety-kleen corp.


Notes to Consolidated Financial Statements

        The aggregate amount of minimum payments required on long-term debt in each of the years indicated is as follows ($ in thousands):

YEAR ENDING AUGUST 31
---------------------------------------------
1999 ............................. $   77,004
2000 .............................     86,385
2001 .............................    113,476
2002 .............................    113,400
2003 .............................    150,441
Thereafter .......................  1,433,345
---------------------------------------------
  Total minimum payments due ..... $1,974,051

        In management's view, due to the long-term debt being primarily based on floating rates, the carrying amounts approximate fair value.

        The promissory note and $15.7 million of the Industrial Revenue Bonds are guaranteed by Laidlaw.

        The Company has entered into interest rate swap agreements to alter interest rate exposures. These agreements, with a principal notional amount of $710 million, expire in periods ranging from 0.5 to 30 years, with a weighted average of approximately 7 years. The Company pays fixed rates ranging from 5.16% to 6.17%, and receives floating rates based on U.S. Dollar LIBOR, determined on a quarterly basis of 5.6875% as of August 31, 1998.

        Credit risk arises from the possible inability of counterparties to meet the terms of their contracts on a net basis. All of the Company's interest rate swap agreements have been entered into with major financial institutions which are expected to fully perform under the terms of the agreements. The Company's credit exposure on swaps is related not to the notional balances of the interest rate swaps, but to the current and potential replacement costs of all profitable contracts at year end. At August 31, 1998 this credit exposure is immaterial. Credit exposure will increase along with the market value of the swaps, if interest rates increase, and decrease if interest rates decline.

        Derivative financial instrument fair values represent an approximation of amounts the Company would have paid to or received from counterparties to terminate its positions prior to maturity, and are based on capital market rates prevailing at August 31, 1998. The Company's fair value cost for all interest rate derivative contracts as of August 31, 1998, was approximately $11.1 million. At August 31, 1998, the Company had no plans to terminate these positions prior to maturity.


6. SUBORDINATED CONVERTIBLE DEBENTURE

Pursuant to the Rollins acquisition described in Note 3, the Company issued a $350 million 5% subordinated convertible, pay-in-kind debenture ("PIK") due May 15, 2009 to Laidlaw.

        Interest on the PIK is payable semiannually, on November 15 and May 15 until maturity. Beginning on May 15, 2002, and continuing until maturity, the PIK is convertible, at the option of the holder into common shares of the Company based on a conversion price per share of $3.75 (the "Conversion Price"). Beginning on May 15, 2002, and continuing until maturity, the Company has the option to redeem the PIK in cash if the common shares are trading at a market price greater than or equal to 120% of the Conversion Price. The PIK ranks junior in right of payment (principal and interest) to all other long-term debt.

        The estimated fair value of the PIK is based on quoted market prices, where available, along with present value calculations which are calculated using current rates for similar debt with the same remaining maturity. The Company estimates that the fair value of the PIK at August 31, 1998 was $350.5 million ($493.6 million-1997).

        Interest payments due during the first two years after the acquisition of Safety-Kleen are required to be satisfied by the issuance of the Company's common shares, based on the market price of the common shares at the time the interest payments are due. At the Company's option, any other interest or principal payments, other than optional early redemption, may be satisfied by issuing common shares, based on the market price at the time such payments are due. During the year ended August 31, 1998, the Company issued 3,920,410 shares to Laidlaw in satisfaction of interest payments due.

                                       31
                                       safety-kleen corp.

Notes to Consolidated Financial Statements

7. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS: Rental expense incurred under operating leases was $50.5 million, $36.1 million, and $35.9 million in 1998, 1997, and 1996, respectively. Minimum future rental amounts required under operating leases for premises and equipment having non-cancelable terms in excess of one year as of August 31, 1998, are as follows ($ in thousands):

YEAR ENDING AUGUST 31
--------------------------------------
1999 ........................ $ 28,845
2000 ........................   21,583
2001 ........................   11,708
2002 ........................    8,637
2003 ........................    6,498
Thereafter ..................   19,444
--------------------------------------
    Total ................... $ 96,715
--------------------------------------

CLOSURE, POST-CLOSURE AND ENVIRONMENTAL LIABILITIES: The Company has recorded liabilities for closure and post-closure monitoring and environmental remediation costs as follows ($ in thousands):

AUGUST 31                                                   1998        1997
-------------------------------------------------------------------------------
Current portion, included in accrued liabilities ........ $ 45,434     $27,376
Non-current portion, included in environmental
  and other long-term liabilities......................... 220,669     155,685
-------------------------------------------------------------------------------
  Total ..................................................$266,103    $183,061
-------------------------------------------------------------------------------

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

        Closure and post-closure monitoring and maintenance costs for U.S. landfills are estimated based on the technical requirements of Subtitle C and D Regulations of the U.S. Environmental Protection Agency or the applicable state requirements, whichever is stricter, and the air emissions standards under the Clean Air Act. The costs include such items as final capping of the site, methane gas and leachate management, groundwater monitoring and operation and maintenance costs to be incurred during the period after the facility closes and ceases to accept waste. Closure and post-closure costs for the Company's landfills in Canada are based upon the local landfill regulations governing the facility.

        The Company has also established procedures to routinely evaluate potential remedial liabilities at sites which it owns or operates, or to which it transports waste, including 44 sites listed on the Superfund National Priority List ("NPL"). In the majority of situations, the Company's connection with NPL sites relates to allegations that its subsidiaries, or their predecessors, transported waste to the facilities in question, often prior to the acquisition of such subsidiaries by the Company. The Company routinely reviews and evaluates sites requiring remediation, including NPL sites, giving consideration to the nature (i.e., owner, operator, transporter or generator), and the extent (i.e., amount and nature of waste hauled to the location, number of years of site operations or other relevant factors), of the Company's alleged connection with the site, the accuracy and strength of evidence connecting the Company to the location, the number, connection and financial ability of other named and unnamed potentially responsible parties and the nature and estimated cost of the likely remedy. Where the Company concludes that it is probable that a liability has been incurred, provision is made in the financial statements, based upon management's judgment and prior experience, for the Company's best estimate of the liability. If no amount within the range appears to be a better estimate than any other amount, then the Company provides for the minimum amount within the range in accordance with SFAS

                                       32
                                       safety-kleen corp.


Notes to Consolidated Financial Statements

No. 5, "Accounting for Contingencies". Such estimates are subsequently revised as deemed necessary as additional information becomes available. The Company believes that it is more than remotely possible but less than likely, that its potential liability could be at the high end of such ranges, which would be approximately $35.0 million higher in the aggregate than the estimate that has been recorded in the financial statements as of August 31, 1998.

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

        Where the Company believes that both the amount of a particular environmental liability and the timing of the payments are fixed or reliably determinable, the cost in current dollars is discounted to present value assuming inflation of 3.6% and a risk free discount rate of 8.5%. Had the Company not discounted any portion of its liability, the amount recorded would have been increased by approximately $7.0 million at August 31, 1998 (1997 - $9 million).

        The majority of the Company's active landfill sites have estimated remaining lives ranging from two, to more than 100 years, based upon current site plans and anticipated annual volumes of waste. As of August 31, 1998, the Company estimates that during this remaining site life, it will provide for an additional $59.0 million (1997 - $97 million) of closure and post-closure costs, including accretion for the discount recognized to date.

        Anticipated payments of undiscounted environmental liabilities for each of the next five years and thereafter are as follows ($ in thousands):

YEAR ENDING AUGUST 31
--------------------------------------
1999 .......................  $ 45,434
2000 .......................    40,269
2001 .......................    29,382
2002 .......................    16,668
2003 .......................    12,811
Thereafter .................   180,539
--------------------------------------
    Total ..................  $325,103
--------------------------------------

        In conjunction with the acquisitions of certain facilities, the Company has obtained varying amounts and types of indemnification from potential environmental liabilities existing at the time of acquisition. Such indemnities typically cover all or a portion of the costs associated with the remediation of such pre-existing environmental liabilities, and may be available for a limited period of time. The Company periodically evaluates the ability of the sellers to perform under the indemnification agreements and will record a receivable if collection is probable.

FINANCIAL ASSURANCE OBLIGATIONS: As of August 31, 1998, the Company provided financial assurances, primarily by insurance policies, performance bonds and letters of credit, to the applicable regulatory authorities, totaling approximately $560 million, in connection with the closure and post-closure requirements of certain facility operating permits.

LEGAL PROCEEDINGS: Laidlaw's United States subsidiaries petitioned the United States Tax Court (captioned as Laidlaw Transportation, Inc. and
Subsidiaries et al v. Commissioner of Internal Revenue, Docket
Nos. 9361-94 and 9362-94) with respect to their consolidated federal income tax returns (which until May 15, 1997 included certain of the Company's United States subsidiaries) for the fiscal years ended August 31, 1986, 1987, and 1988. The principal issue involved related to the timing and deductibility for tax purposes of interest attributable to loans owing to related foreign persons.
The court issued an opinion on June 30, 1998 concluding that advances from the Laidlaw's related foreign entity were equity rather than debt and that interest deductions claimed were disallowed. Based on this opinion, taxes of $46.2 million (plus interest of approximately $88.8 million as of August 31, 1998) would be payable. This opinion has been deferred to allow for negotiations to resolve all issues. Should negotiations prove unsuccessful, the Company expects Laidlaw to appeal this opinion.

                                       33
                                       safety-kleen corp.

Notes to Consolidated Financial Statements

Similar claims have been asserted with respect to the consolidated federal income tax returns for the fiscal years ended August 31, 1989, 1990, and 1991. A petition has been filed with the United States Tax Court with respect to these years (captioned as Laidlaw Transportation, Inc. and Subsidiaries v. Commissioner of Internal Revenue, Docket No. 329-98). The income taxes at issue for these years is approximately $143.5 million (plus interest of approximately $156.7 million as of August 31, 1998). In August 1998, Laidlaw received a notice of proposed adjustment proposing that the subsidiaries pay additional taxes of approximately $96.0 million (plus interest of approximately $51.2 million as of August 31, 1998) relating to disallowed deductions in federal income tax returns for the fiscal years ended August 31, 1992, 1993, and 1994, based on the same issues. Should Laidlaw's United States subsidiaries ultimately be required to pay all claims on these issues, both presently asserted and expected to be asserted, for the fiscal years 1986 through 1994, the cost (including interest as of August 31, 1998) would be approximately $500.0 million. Laidlaw is reviewing all of the above issues with counsel and the Company expects that Laidlaw will vigorously contest the claimed deficiencies.

        Pursuant to the Stock Purchase Agreement referred to in Note 3, Laidlaw and Laidlaw Transportation, Inc. agreed to be responsible for any tax liabilities, including the costs to defend the subsidiaries, resulting from these matters. The Company believes that the ultimate disposition of these issues will not have a materially adverse effect upon the Company's consolidated financial position or results of operations.


8. STOCKHOLDERS' EQUITY

AUTHORIZED AND ISSUED CAPITAL STOCK: The Company is authorized to issue 750 million shares of its $1 par value common stock and one million shares of its $1 par value preferred stock. The terms and conditions of each issue of preferred stock are determined by the Board of Directors. No preferred stock has been issued.

        Each share of common stock outstanding includes one common stock purchase right (a "Right") which is non-detachable and non-exercisable until certain defined events occur, including certain tender offers or the acquisition by a person or group of affiliated or associated persons of 15% of the Company's common stock. Upon the occurrence of certain defined events, the Right entitles the holder to purchase additional stock of the Company or stock of an acquiring company at a 50% discount. The Right expires on June 30, 1999, unless earlier redeemed by the Company at a price of $.01 per Right.


9. STOCK OPTION PLANS
The Company has the following stock option plans:

        1. The 1982 Stock Option Plan of the former Rollins Environmental Services, Inc.
        2. The 1993 Stock Option Plan of the former Rollins Environmental Services, Inc.
        3. The 1997 Directors Stock Option Plan
        4. The 1997 Stock Option Plan

        All outstanding employee stock options granted by the former Rollins were fully vested on May 15, 1997, in accordance with the terms of the Stock Purchase Agreement referred to in Note 3.

        Option activity is as follows:

                                                             1998                                     1997
                                                             Weighted Average                         Weighted Average
                                           Shares            Exercise Price              Shares       Exercise Price
---------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year       2,040,045                $ 3.994                     --              --
Vested upon change in control                 --                     --               1,106,555         $  5.047
Granted                                1,586,250                $ 3.838               1,187,500         $  3.188
Exercised                               (168,900)               $ 3.014                 (59,500)        $  2.612
Expired or canceled                     (336,996)               $ 6.187                (194,510)        $  5.488
---------------------------------------------------------------------------------------------------------------------
Outstanding at end of year             3,120,399                $ 3.731               2,040,045         $  3.994
---------------------------------------------------------------------------------------------------------------------
Options available for grant            3,766,250                                      5,352,500
Options exercisable                      584,149                                        852,545


                                                       1998                             1997
---------------------------------------------------------------------------------------------------------------------

                                       Weighted                                   Weighted
                                       Average        Weighted                    Average
                                       Remaining      Average                     Remaining         Weighted
Range of             Options           Contractual    Exercise     Options        Conractual        Average
Exercise Price       Outstanding       Life           Price        Outstanding    Life              Exercise Price
-------------------------------------------------------------------------------------------------------------------
$ 2.625-$ 2.875          82,000         2.85 years     $ 2.790        239,500       2.62 years          $ 2.846
$ 3.188-$ 3.938       2,773,750         9.43 years     $ 3.560      1,212,700       9.69 years          $ 3.202
$ 4.125-$ 5.750         180,600         3.00 years     $ 4.761        353,400       2.41 years          $ 4.814
$ 7.500-$ 8.875          79,549         0.37 years     $ 7.846        225,445       0.94 years          $ 7.878
$11.125-$12.250           4,500         1.47 years     $12.250          9,000       1.59 years          $11.688
---------------------------------------------------------------------------------------------------------------
$ 2.625-$12.250       3,120,399         8.64 years     $ 3.731      2,040,045       6.60 years          $ 3.994
----------------------------------------------------------------------------------------------------------------

                                       34
                                       safety-kleen corp.


Notes to Consolidated Financial Statements

        Effective July 9, 1997, the directors of the Company set aside six million shares of its $1 par value common stock for issuance under a 1997 stock option plan. All options under this plan are for a term of ten years from the date of grant and become exercisable with respect to 20% of the total number of shares subject to the option, one year after the date of grant, and with respect to an additional 20% at the end of each 12 month period thereafter on a cumulative basis during the succeeding four years. The plan provides for the granting of stock options to certain senior employees and officers of the Company at the discretion of the Board of Directors. All options are subject to certain conditions of service. Options for 1,097,500 shares were granted during fiscal 1997 at an exercise price of $3.188. Options for 1,406,250 shares were granted during fiscal 1998 at exercise prices ranging from $3.8125 to $3.9375.

        Effective July 9, 1997, the directors of the Company set aside 540,000 shares of its $1 par value common stock for issuance under a 1997 directors stock option plan. All options under this plan are for a term of ten years from the date of grant and become exercisable with respect to 20% of the total number of shares subject to the option, one year after the date of grant, and with respect to an additional 20% at the end of each 12 month period thereafter on a cumulative basis during the succeeding four years. All options are subject to certain conditions of service. Options for 90,000 shares were granted during fiscal 1997 at an exercise price of $3.188. Options for 180,000 shares were granted during fiscal 1998 at an exercise price $3.8125.

        The Company applies Accounting Principles Board ("APB") 25 in accounting for its stock option plans. Accordingly, no compensation cost has been recognized because the option exercise price is equal to the market price of the underlying stock on the date of the grant. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting, or exercise period. Had compensation cost for these plans been determined based on the Black Scholes value at the grant dates for awards as prescribed by SFAS No. 123, pro forma net income and earnings per share would have been as follows ($ in thousands, except per share data):

AUGUST 31                              1998           1997
-------------------------------------------------------------
Pro forma net income                  $(260)      $(183,727)
Pro forma earnings per share          $  --       $   (1.33)

        There were no stock option plans prior to fiscal year 1997, therefore no pro forma disclosure is required for fiscal year ended August 31, 1996.

        The weighted average Black Scholes value of options granted under the stock option plans during 1998 and 1997 was $1.07 and $2.48, respectively. The value was estimated using an expected life of 8.7 years, no dividends, a volatility factor of 28.6% and 19.4% and risk free interest rates of 4.5% in 1998 and 1997, respectively.

10. RESTRUCTURING AND OTHER CHARGES
The integration related to the acquisitions described in Note 3 have, or will result in, the closing and remediation of certain of the existing operating facilities that have become redundant and the incurrence of other exit activities related to the acquisitions. Such actions are expected to produce substantial cost savings.

        With respect to the Old LESI operations, the Company recorded a one-time charge of $331.7 million ($200 million after tax, or $1.52 per share) against income in the quarter ended May 31, 1997, to reflect the closing of certain of the operating facilities that had become redundant, and an impairment in the carrying value of certain operating facilities due to lower expected future cash flows as a result of the Rollins acquisition. The expected cash costs were $25.0 million, of which $14.4 million has been incurred to date, resulting in a remaining balance of $10.6 million.

        During the third quarter of fiscal 1998, with respect to the existing operations, the Company recorded a one-time charge of $65.8 million ($39.5 million after tax or $0.16 per share) against earnings to reflect the costs associated with the closing and remediation of certain facilities and other exit activities as a result of the acquisition of Safety-Kleen. $31.8 million of the charges relates to the non-cash write-off of existing facility carrying values and $34.0 million represents cash costs to be incurred during subsequent periods.

                                       35
                                       safety-kleen corp.


Notes to Consolidated Financial Statements

11. INCOME TAXES

Prior to May 15, 1997, the Company filed consolidated tax returns with Laidlaw Inc. (See Note 2). The income tax expense (benefit) for periods ending after May 15, 1997 are comprised as follows ($ in thousands):

YEAR ENDED AUGUST 31                              1998         1997
----------------------------------------------------------------------
Current:
  Federal                                      $    --     $ (30,236)
  State                                            810         1,000
  Foreign                                        5,480        (2,064)
Deferred:
  Federal                                        1,827       (87,086)
  State                                         (7,477)      (12,440)
  Foreign                                          999         8,037
----------------------------------------------------------------------
Income tax expense (benefit)                  $  1,639     $(122,789)
----------------------------------------------------------------------
Income tax expense (benefit) is included in the financial statements as follows ($ in thousands):

YEAR ENDED AUGUST 31                             1998          1997
-----------------------------------------------------------------------
Continuing operations                          $ 9,133     $ (122,789)
Extraordinary loss                              (7,494)            --
-----------------------------------------------------------------------
Income tax expense (benefit)                   $ 1,639     $ (122,789)
-----------------------------------------------------------------------

        A reconciliation of the income tax calculated by applying the domestic statutory federal income tax rate to the income (loss) before income taxes is as follows ($ in thousands):

YEAR ENDED AUGUST 31                             1998            1997
------------------------------------------------------------------------
Federal income tax expense (benefit) at
  statutory rate                                  35.0 %         (35.0)%
State income tax benefit                         (14.6)%          (5.2)%
Foreign country rate differential                  2.2 %            -- %
Goodwill                                          18.6 %            -- %
Other                                              3.7 %           0.1 %
------------------------------------------------------------------------
  Income tax expense (benefit)                    44.9 %         (40.1)%
------------------------------------------------------------------------

     Deferred tax assets and liabilities consisted of the following ($ in thousands):

AUGUST 31                                         1998           1997
----------------------------------------------------------------------
Deferred tax assets:
  Accrued liabilities                        $ 128,175       $ 122,051
  Tax attribute carryovers                     117,478          62,865
  Interest                                      14,155          15,358
  Other                                         11,882           7,016
----------------------------------------------------------------------
    Total gross deferred tax assets            271,690         207,290
      Less: valuation allowance                 30,994          14,066
----------------------------------------------------------------------
Net deferred tax assets                        240,696         193,224
----------------------------------------------------------------------
Deferred tax liabilities:
  Excess of tax over book depreciation        710,286          223,732
    Other                                      27,634            6,255
----------------------------------------------------------------------
    Total gross deferred tax liabilities      737,920          229,987
----------------------------------------------------------------------
Net deferred tax liabilities                $ 497,224        $  36,763
----------------------------------------------------------------------

        The Company has net operating loss carryforwards for federal income taxes expiring in the years 2009 to 2113 of $197.0 million. A valuation allowance of $14.1 million has been recorded against $46.9 million of the loss carryforwards which are subject to limitations of both Treasury Regulation 1.1502-21 and Internal Revenue Code ("IRC") Section 382. Foreign net operating losses expiring in the years 1999 to 2004 are $35.9 mill ion against which a valuation allowance of $16.9 million has been recorded. Interest carryovers of $27.1 million limited by IRC Section 163(j) are available against federal tax without expiration.

                                       36
                                       safety-kleen corp.


Notes to Consolidated Financial Statements

12. DISCONTINUED OPERATIONS

On May 1, 1997, in contemplation of the Rollins acquisition described in Note 3, the Company transferred, in a non-cash transaction, JTM Industries, Inc., its coal combustion by-products management operations to Laidlaw. Accordingly, no gain or loss was recognized on this transfer. These operations were retained by Laidlaw and are not part of the Company's ongoing operations. Accordingly, the Company has classified these operations as discontinued. Historically, these operations have been included in Laidlaw's Hazardous Waste Services segment for financial reporting purposes. Revenue for the discontinued operations for 1997 and 1996 was $41.5 million, and $62.9 million, respectively.

13. EARNINGS PER SHARE

During the year ended August 31, 1998, the Company adopted Statement of Financial Accounting Standard No. 128 (SFAS 128) "Earnings Per Share". This statement requires the presentation of basic and diluted earnings per share. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. The adoption of this standard did not have an impact on the prior period earnings per share data.

        The following table represents a reconciliation of the shares used to calculate basic and diluted earnings per share for each of the three years ended August 31, 1998:

YEAR ENDED AUGUST 31                          1998           1997      1996
-------------------------------------------------------------------------------
Numerator ($ in thousands):
  Net income (loss)-basic                $    205        $(183,432)   $ 8,210
  Add interest, net of tax, on
    subordinated convertible debenture     10,500            3,063        --
-------------------------------------------------------------------------------
  Total-diluted                          $ 10,705        $(180,369)   $ 8,210
-------------------------------------------------------------------------------
Denominator (000's):
  Weighted average shares
    outstanding-basic                     249,287          138,033    120,000
  Effect of dilutive securities:
    Employee stock options                    349               15       --
    Subordinated convertible debenture     93,333           27,391       --
-------------------------------------------------------------------------------
    Weighted average shares
      outstanding-diluted                 342,969          165,439    120,000
-------------------------------------------------------------------------------
    Basic earnings per share             $    --         $   (1.33)   $  0.07
    Diluted earnings per share           $    --         $   (1.33)   $  0.07

14. RELATED PARTY TRANSACTIONS

Included in selling, general and administrative expenses are management fees paid to Laidlaw in the amounts of $2.6 million and $4.6 million during 1997 and 1996, respectively.

        Management fees have been allocated to the Company, prior to May 15, 1997, based upon the Company's share of Laidlaw's consolidated revenue. Management fees are charged by Laidlaw to each of its operating groups in order to recover its general and administrative costs. The services provided by Laidlaw include treasury, taxation and insurance.

        Related party insurance transactions totaled $11.3 million, $7.2 million, and $7.2 million in 1998, 1997, and 1996, respectively. Rates paid under insurance contracts are determined on a similar basis as those charged under similar contracts with third party insurers.

        Certain directors and officers of the Company are also directors and officers of Laidlaw.

15. SEGMENT AND GEOGRAPHIC INFORMATION

The Company's revenues and income are derived from one industry segment which includes the collection, transportation, processing, recovery and disposal of hazardous and industrial wastes. The segment renders services to a variety of commercial, industrial, governmental and residential customers.

16. RECENT ACCOUNTING DEVELOPMENTS

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 130, "Reporting Comprehensive Income," ("SFAS 130"), effective for periods beginning after December 15, 1997. SFAS 130, which will be adopted in the first quarter of the year ending August 31, 1999, establishes standards

                                       37
                                       safety-kleen corp.

Notes to Consolidated Financial Statements

for reporting and displaying comprehensive income and its components. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources and includes all changes in equity during a period except those resulting from investments by and distributions to owners. Adoption of this standard will only require additional financial statement disclosures.

        In June 1997, FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information," ("SFAS 131"), effective for periods beginning after December 15, 1997. SFAS 131, which will be adopted in the first quarter of the year ending August 31, 1999, establishes standards for the reporting by public business enterprises of information about operating segments in interim and annual financial statements. The Company is currently evaluating the impact, if any, the implementation of this standard will have on the disclosures in the consolidated financial statements.

        In June, 1998, FASB issued Statement No. 133, "Accounting of Derivative Instruments and Hedging Activities," ("SFAS 133"), effective for periods beginning after June 15, 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of the derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and if it is, the type of hedge transaction. The Company anticipates that the adoption of this standard will not have a significant effect on the Company's results of operations or its financial position.

        In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1 ("SOP 98-1"), effective for periods beginning after December 15, 1998. SOP 98-1 provides guidance on defining internal use software and the accounting for the costs thereof. The Company anticipates that the adoption of this statement will not have a significant effect on the Company's results of operations or its financial position.

17. QUARTERLY FINANCIAL DATA-UNAUDITED

AUGUST 31                           FIRST         SECOND          THIRD*         FOURTH        TOTAL*
---------------------------------------------------------------------------------------------------------
($ in thousands)

1998
Revenues                        $   211,552   $   173,215    $   365,705    $   435,001   $ 1,185,473
Income (loss) from operations        31,931        19,676        (10,304)        79,089       120,392
Extraordinary loss, net of
  applicable tax                       --            --          (11,283)          --         (11,283)
Net income (loss)                    10,144         3,556        (35,319)        21,824           205
Earnings per share:
Income (loss) from operations   $      0.06   $      0.02    $     (0.09)   $      0.06   $      0.05
Extraordinary loss, net of
  applicable tax                       --            --            (0.04)          --           (0.05)
Net income (loss) per share     $      0.06   $      0.02    $     (0.13)        $0.06    $        --

1997
Revenues                        $   172,565   $   140,627    $   155,330    $   210,097   $   678,619
Income (loss) from operations        14,899         9,169       (316,760)        27,978      (264,714)
Income (loss) from
  continuing operations               3,588         1,750       (197,155)         8,365      (183,452)
Income (loss) from
  discontinued operations               703          (917)           234           --              20
Net income (loss)                     4,291           833       (196,921)         8,365      (183,432)
Earnings per share:
Income (loss) from operations   $      0.03   $      0.02    $     (1.50)   $      0.05   $     (1.33)
Discontinued operations                0.01         (0.01)          --             --            --
Net income (loss) per share     $      0.04   $      0.01    $     (1.50)   $      0.05   $     (1.33)

 *1998 includes restructuring charge of $65.8 million ($39.5 million net of tax); 1997 includes restructuring charge of $331.7 million ($200 million net of tax).

        Results for the quarters include the results of operations of acquired companies for the periods in which they were owned by the Company.

                                       38
                                       safety-kleen corp.

Notes to Consolidated Financial Statements

18. SUMMARIZED FINANCIAL INFORMATION

In connection with the Safety-Kleen acquisition, Safety-Kleen Services, Inc. (formerly known as LES, Inc.), a wholly-owned subsidiary of the Company, issued 9.25% Senior Subordinated Notes (See Note 5). The Notes are jointly and severally guaranteed by the Company and all wholly-owned domestic subsidiaries of the Company, including the wholly-owned domestic subsidiaries of Safety-Kleen Corp., on a full and unconditional basis. No foreign direct or indirect subsidiary or non wholly-owned domestic subsidiary is an obligor or guarantor on the financing. Separate financial statements and other disclosures concerning each of Safety-Kleen Services, Inc. and the subsidiary guarantors are not presented because management believes they are not material to investors. Summarized financial information for the Company and its subsidiaries on a combined basis is set forth below.

CONSOLIDATING CONDENSED BALANCE SHEET

                               LAIDLAW        SAFETY-KLEEN       SUBSIDIARY         SUBSIDIARY    CONSOLIDATING    CONSOLIDATED
                         ENVIRONMENTAL       SERVICES, INC.      GUARANTORS     NON-GUARANTORS      ELIMINATING           TOTAL
AUGUST 31, 1998         SERVICES, INC.                                                                  ENTRIES
-----------------------------------------------------------------------------------------------------------------------------------
($ in thousands)

ASSETS
Current assets ...........   $      --       $      --          $   431,274      $   111,060      $      --         $   542,334
Property, plant and
  equipment, net .........          --              --            2,454,211          396,331              (40)        2,850,502
Investment in Subsidiaries     1,496,759       2,776,635          1,322,059              166       (5,595,619)             --
Goodwill .................          --            --                951,655           71,499             --           1,023,154
Other non-current assets .          --            --                 52,134              771             --              52,905
------------------------------------------------------------------------------------------------------------------------------------
Total assets .............   $ 1,496,759     $ 2,776,635        $ 5,211,333      $   579,827      $(5,595,659)      $ 4,468,895
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities ......   $     6,853     $    88,089        $   246,359      $    83,617      $        (2)      $   424,916
Non-current liabilities ..          --              --              714,145          111,964             --             826,109
Long-term debt ...........       125,200       1,661,989             16,334           49,641             --           1,853,164
Subordinated convertible
  debenture ..............       350,000            --                 --               --                              350,000
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities ........       482,053       1,750,078            976,838          245,222               (2)        3,454,189

STOCKHOLDERS' EQUITY
Stockholders' equity .....     1,014,706       1,026,557          4,234,495          334,605       (5,595,657)        1,014,706
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
    stockholders' equity .   $ 1,496,759     $ 2,776,635        $ 5,211,333      $   579,827      $(5,595,659)      $ 4,468,895
------------------------------------------------------------------------------------------------------------------------------------



CONSOLIDATING CONDENSED STATEMENT OF INCOME

                                    LAIDLAW     SAFETY-KLEEN    SUBSIDIARY       SUBSIDIARY      CONSOLIDATING      CONSOLIDATED
                              ENVIRONMENTAL    SERVICES, INC.   GUARANTORS   NON-GUARANTORS        ELIMINATING             TOTAL
YEAR ENDED AUGUST 31, 1998   SERVICES, INC.                                                            ENTRIES
-----------------------------------------------------------------------------------------------------------------------------------
($ in thousands)

Total revenues ..............   $      --      $      --      $   947,774   $   250,814         $   (13,115)           $ 1,185,473
Operating expenses ..........          --             --          796,955       215,370             (13,075)               999,250
Restructuring charge ........          --             --           60,081         5,750                --                   65,831
------------------------------------------------------------------------------------------------------------------------------------
Operating income ............          --             --           90,738        29,694                 (40)               120,392
Interest income
  (expense), net ............       (25,747)       (79,464)        12,790        (7,619)               --                 (100,040)
Undistributed earnings
  of subsidiaries ...........        14,366         68,147           --            --               (82,513)                  --
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from
  continuing operations
  before income tax .........       (11,381)       (11,317)       103,528        22,075             (82,553)                20,352
Income tax expense (benefit).       (11,586)       (35,759)        46,164        10,314                --                    9,133
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing
  operations before
  minority interest .........           205         24,442         57,364        11,761             (82,553)                11,219
Minority interest ...........          --             --              589          (320)              --                       269
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from
  continuing operations .....           205         24,442         57,953        11,441             (82,553)                11,488
Extraordinary loss,
  net of tax ................          --          (10,076)          --          (1,207)               --                  (11,283)
------------------------------------------------------------------------------------------------------------------------------------
Net income ..................   $       205       $ 14,366     $   57,953   $    10,234         $   (82,553)           $       205
------------------------------------------------------------------------------------------------------------------------------------

                                       39
                                       safety-kleen corp.


Notes to Consolidated Financial Statements

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS



                                           LAIDLAW     SAFETY-KLEEN    SUBSIDIARY       SUBSIDIARY      CONSOLIDATING  CONSOLIDATED
                                     ENVIRONMENTAL   SERVICES, INC.    GUARANTORS   NON-GUARANTORS        ELIMINATING         TOTAL
AUGUST 31, 1998                     SERVICES, INC.                                                            ENTRIES
-----------------------------------------------------------------------------------------------------------------------------------
($ in thousands)

Net cash provided by (used in)
  operating activities ..............   $     3,612    $   (12,888)   $    76,353    $    20,550              $--    $    87,627
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Cash acquired on acquisition
    of business .....................          --             --       (1,272,639)        (8,856)              --     (1,281,495)
  Purchase of plant, property
    and equipment ...................          --             --          (39,327)       (11,427)              --        (50,754)
  Proceeds from sale of property,
    plant and equipment .............          --             --           13,256            177               --         13,433
  Proceeds from sale of business ....          --             --           33,675           --                 --         33,675
  Other, net ........................          --             --           13,046        (21,240)              --         (8,194)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities          --             --       (1,251,989)       (41,346)              --     (1,293,335)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Exercise of stock options .........           509           --             --             --                 --            509
  Bank financing fees and expenses ..          --          (48,513)          --           (2,025)              --        (50,538)
  Bank overdraft ....................          --             --           10,975          2,017               --         12,992
  Borrowings of long-term debt ......          --        1,788,000           --           68,814               --      1,856,814
  Repayment of long-term debt .......          --         (331,750)      (212,953)       (59,981)              --       (604,684)
  Intercompany payable (receivable) .        (4,121)    (1,394,849)     1,357,187         41,783               --           --
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in)
  financing activities ..............        (3,612)        12,888      1,155,209         50,608               --      1,215,093
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate
  changes on cash ...................          --             --             --           (4,212)              --         (4,212)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash
    and cash equivalents ............          --             --          (20,427)        25,600               --          5,173
Cash and cash equivalents at:
  Beginning of period ...............          --             --           24,770        (13,610)              --         11,160
------------------------------------------------------------------------------------------------------------------------------------
  End of period .....................   $      --      $      --      $     4,343    $    11,990              $--    $    16,333
------------------------------------------------------------------------------------------------------------------------------------

                                       40
                                       safety-kleen corp.

Notes to Consolidated Financial Statements

CONSOLIDATING CONDENSED BALANCE SHEET


                                           LAIDLAW    SAFETY-KLEEN    SUBSIDIARY      SUBSIDIARY   CONSOLIDATING     CONSOLIDATED
                                     ENVIRONMENTAL   SERVICES, INC.   GUARANTORS  NON-GUARANTORS     ELIMINATING            TOTAL
AUGUST 31, 1997                     SERVICES, INC.                                                     ENTRIES
-----------------------------------------------------------------------------------------------------------------------------------
($ in thousands)

ASSETS
Current assets ...................   $      --       $      --     $   213,139   $    38,401      $      --         $   251,540
Property, plant and equipment, net          --              --       1,043,874       192,695             --           1,236,569
Investment in Subsidiaries .......       809,745         633,669        88,000          --         (1,531,414)             --
Other non-current assets .........          --              --          93,346        48,847          (19,424)          122,769
-----------------------------------------------------------------------------------------------------------------------------------
Total assets .....................   $   809,745     $   633,669   $ 1,438,359   $   279,943      $(1,550,838)      $ 1,610,878
-----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Current Liabilities ..............   $     6,580     $     1,952   $   116,679   $    50,454     $      (220)       $   175,445
Non-current liabilities ..........          --              --         241,335         7,547         (19,424)           229,458
Long-term debt ...................       125,200         299,717         7,863        95,230            --              528,010
Subordinated convertible
  debenture ......................       350,000            --            --            --              --              350,000
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities ................       481,780         301,669       365,877       153,231         (19,644)         1,282,913

STOCKHOLDERS' EQUITY
Stockholders' equity .............       327,965         332,000     1,072,482       126,712      (1,531,194)           327,965
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
  stockholders' equity ...........   $   809,745     $   633,669   $ 1,438,359   $   279,943     $(1,550,838)       $ 1,610,878
-----------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATING CONDENSED STATEMENT OF INCOME

                                     LAIDLAW     SAFETY-KLEEN    SUBSIDIARY      SUBSIDIARY   CONSOLIDATING   CONSOLIDATED
                               ENVIRONMENTAL    SERVICES, INC.   GUARANTORS  NON-GUARANTORS     ELIMINATING          TOTAL
YEAR ENDED AUGUST 31, 1997    SERVICES, INC.                                                        ENTRIES
-----------------------------------------------------------------------------------------------------------------------------------
($ in thousands)

ASSETS
Total revenues ...............   $    --        $    --        $ 510,563       $ 168,056       $    --        $  678,619
Operating expenses ...........        --             --          472,254         139,382            --           611,636
Restructuring charge .........        --             --          325,070           6,627            --           331,697
-----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss) ......        --             --         (286,761)         22,047            --          (264,714)
Interest expense, net ........       6,580          8,010         22,530           4,288            --            41,408
Undistributed losses of
  subsidiaries ...............    (179,397)      (174,485)          --              --           353,882            --
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing
  operations before income tax    (185,977)      (182,495)      (309,291)         17,759         353,882        (306,122)
Income tax expense (benefit) .      (2,545)        (3,098)      (118,579)          1,433            --          (122,789)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing
  operations before
  minority interest ..........    (183,432)      (179,397)      (190,712)         16,326         353,882        (183,333)
Minority interest ............        --             --              (72)            (47)           --              (119)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from
  continuing operations ......    (183,432)      (179,397)      (190,784)         16,279         353,882        (183,452)
Income from discontinued
  operations .................        --             --               20            --              --                20
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) ............   $(183,432)     $(179,397)     $(190,764)      $  16,279       $ 353,882       $(183,432)
-----------------------------------------------------------------------------------------------------------------------------------

                                       41
                                       safety-kleen corp.


Notes to Consolidated Financial Statements

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS

                                           LAIDLAW       SAFETY-KLEEN      SUBSIDIARY      SUBSIDIARY  CONSOLIDATING   CONSOLIDATED
                                     ENVIRONMENTAL     SERVICES, INC.      GUARANTORS  NON-GUARANTORS    ELIMINATING          TOTAL
YEAR ENDED AUGUST 31, 1997          SERVICES, INC.                                                           ENTRIES
-----------------------------------------------------------------------------------------------------------------------------------
($ in thousands)

Net cash provided by (used in)
    continuing operations ..............   $   2,545        $   3,098      $  38,964      $  (7,428)      $(220)     $  36,959
Net cash provided by
  discontinued operations ..............        --               --              425           --           --               425
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in)
  operating activities .................       2,545            3,098         39,389         (7,428)       (220)        37,384
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of plant, property
    and equipment ......................        --               --          (16,154)       (19,943)        --           (36,097)
  Other investing activities, net ......        --               --           15,648         (1,438)        --            14,210
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in continuing operations .        --               --             (506)       (21,381)        --           (21,887)
Net cash used in discontinued operations        --               --           (1,887)          --           --            (1,887)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities ..        --               --           (2,393)       (21,381)        --           (23,774)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from issuance of
    long-term debt .....................      65,200          315,000           --           71,422         --           451,622
  Debt financing fees and expenses .....        --            (16,448)          --           (2,340)        --           (18,788)
  Bank overdraft .......................        --               --          (28,829)        (3,359)        --           (32,188)
  Repayment of long-term debt ..........        --               --          (55,700)        (5,842)        --           (61,542)
  Intercompany payable (receivable) ....     (67,745)        (301,650)       369,175           --           220              --
  Net payments to Laidlaw, Inc. ........        --               --         (296,872)       (44,682)        --          (341,554)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in)
  financing activities .................      (2,545)          (3,098)       (12,226)        15,199         220            (2,450)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents .....................        --               --           24,770        (13,610)        --            11,160
Cash and cash equivalents at:
  Beginning of period ..................        --               --             --             --           --              --
------------------------------------------------------------------------------------------------------------------------------------
  End of period ........................   $    --          $    --        $  24,770    $   (13,610)   $    --         $  11,160
------------------------------------------------------------------------------------------------------------------------------------

                                       42
                                       safety-kleen corp.

Notes to Consolidated Financial Statements

CONSOLIDATING CONDENSED STATEMENT OF INCOME

                                           LAIDLAW       SAFETY-KLEEN      SUBSIDIARY      SUBSIDIARY  CONSOLIDATING   CONSOLIDATED
                                     ENVIRONMENTAL      SERVICES, INC.     GUARANTORS  NON-GUARANTORS    ELIMINATING          TOTAL
YEAR ENDED AUGUST 31, 1996          SERVICES, INC.                                                           ENTRIES
-----------------------------------------------------------------------------------------------------------------------------------
($ in thousands)

ASSETS
Total revenues .......................   $ --            $    --           $ 474,410      $ 178,563      $    --         $ 652,973
Operating expenses ...................     --                 --             443,093        152,561           --           595,654
------------------------------------------------------------------------------------------------------------------------------------
Operating income .....................     --                 --              31,317         26,002           --            57,319
Interest expense, net ................     --                 --              33,067         12,392           --            45,459
Undistributed earnings of subsidiaries     --                8,210              --             --           (8,210)           --
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing
  operations before income tax .......     --                8,210            (1,750)        13,610         (8,210)         11,860
Income tax expense (benefit) .........     --                 --                (369)         2,869           --             2,500
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing
  operations before minority interest      --                8,210            (1,381)        10,741         (8,210)          9,360
Minority interest ....................     --                 --                --           (2,646)          --            (2,646)
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from
  continuing operations ..............     --                8,210            (1,381)         8,095         (8,210)          6,714
Income from discontinued operations ..     --                 --               1,496           --             --             1,496
------------------------------------------------------------------------------------------------------------------------------------
Net income ...........................   $ --            $   8,210         $     115      $   8,095      $  (8,210)      $   8,210
------------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS

                                           LAIDLAW       SAFETY-KLEEN      SUBSIDIARY      SUBSIDIARY  CONSOLIDATING   CONSOLIDATED
                                     ENVIRONMENTAL      SERVICES, INC.     GUARANTORS  NON-GUARANTORS    ELIMINATING          TOTAL
YEAR ENDED AUGUST 31, 1996          SERVICES, INC.                                                           ENTRIES
-----------------------------------------------------------------------------------------------------------------------------------
($ in thousands)

Net cash provided by
  continuing operations .................   $ --             $--          $  18,061         $   3,888         $--         $  21,949
Net cash provided by
  discontinued operations ...............     --              --              3,199              --            --             3,199
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by
  operating activities ..................     --              --              21,260            3,888          --            25,148
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of plant, property
    and equipment .......................     --              --            (91,313)          (12,971)         --          (104,284)
  Other investing activities, net .......     --              --             (9,754)             (911)         --           (10,665)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used in continuing
  operations ............................     --              --           (101,067)          (13,882)         --          (114,949)
Net cash used in
  discontinued operations ...............     --              --             (5,026)             --            --            (5,026)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used in
  investing activities ..................     --              --           (106,093)          (13,882)         --          (119,975)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Bank overdraft ........................     --              --             19,503             2,377          --            21,880
  Changes in long-term debt .............     --              --             (3,967)           (3,581)         --            (7,548)
  Advance from (payments to)
    Laidlaw Inc. ........................     --              --             71,715            11,198          --            82,913
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by
  continuing operations .................     --              --             87,251             9,994          --            97,245
Net used in discontinued operations .....     --              --             (2,418)             --            --            (2,418)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by
  financing activities ..................     --              --             84,833             9,994          --            94,827
-----------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents
  Cash and cash equivalents at:
    Beginning of period .................     --              --               --                --            --              --
-----------------------------------------------------------------------------------------------------------------------------------
    End of period .......................   $ --             $--          $    --          $     --       $    --         $    --
-----------------------------------------------------------------------------------------------------------------------------------