Form 10-K, Exhibit 13
period 1999-08-31
SAFETY KLEEN CORP/
filed 1999-10-29
CIK 701856

Safety-Kleen Corp. 1999 Annual Report     99 Going the Distance




                                  FRONT COVER

                                - p i c t u r e -

                               INSIDE FRONT COVER

                                - p i c t u r e -








Headquartered in Columbia, South Carolina, Safety-Kleen Corp. is the premier industrial services company in North America servicing over 400,000 customers of all sizes in a broad range of markets. The majority of these customers generate some type of regulated waste that must be handled responsibly and efficiently. Safety-Kleen is the only service provider that offers a completely integrated network designed to collect, process, recycle and dispose of an almost unlimited range of both hazardous and non-hazardous waste streams.

Financial Highlights & Selected Financial Data

 Total Revenue             Total Assets        Operating Cash Flow (1)
($ in millions)           ($ in millions)          ($ in millions)

95      $599              95      $1,367            95      $108
96      $653              96      $1,491            96      $106
97      $679              97      $1,611            97      $121
98      $1,185            98      $4,469            98      $279
99      $1,686            99      $4,477            99      $481


Year Ended August 31                             1999             1998             1997              1996             1995
($ in thousands, except per share amounts)
--------------------------------------------------------------------------------------------------------------------------

Revenue                                     $ 1,685,948      $ 1,185,473      $  678,619       $   652,973      $   599,241
--------------------------------------------------------------------------------------------------------------------------
Operating income (loss) (2)                 $   344,783      $   120,392      $ (264,714)      $    57,319      $    59,859
--------------------------------------------------------------------------------------------------------------------------
Income (loss) from
continuing operations (2)                   $   103,912      $    11,488      $ (183,452)      $     6,714      $    16,765
---------------------------------------------------------------------------------------------------------------------------
Income (loss) per share from
continuing operations  -Basic (3)           $      1.17      $      0.18      $    (5.32)      $      0.22      $      0.56
                       -Diluted (3)         $      1.03      $      0.18      $    (5.32)      $      0.22      $      0.56
---------------------------------------------------------------------------------------------------------------------------
Dividends per common share                  $        --      $       --       $       --       $        --      $        --
---------------------------------------------------------------------------------------------------------------------------
Total assets                                $ 4,366,804      $ 4,468,895      $ 1,610,878      $ 1,491,294      $ 1,367,411
---------------------------------------------------------------------------------------------------------------------------
Long-term debt                              $ 1,967,434      $ 1,930,168      $   540,096      $    55,838      $    64,256
Weighted average common
stock outstanding (000's) (3)                    88,537           62,322           34,508           30,000           30,000
---------------------------------------------------------------------------------------------------------------------------
Weighted average common
stock outstanding and assumed
conversions (000's) (3)                         111,645           62,322            34,508           30,000          30,000
---------------------------------------------------------------------------------------------------------------------------


(1) Operating income before restructuring and other charges, plus depreciation and amortization.

(2) Includes restructuring and other charges of $65.8 million in 1998 and $331.7 million in 1997.

(3) Restated to reflect a one-for-four reverse stock split effective December 1, 1998.

Private Securities Litigation Reform Act: Portions of this Annual Report contain various forward-looking statements which reflect management's current views and estimates of future economic circumstances, industry conditions and Company performance. These statements include financial, operating and other projections. Factors that could cause actual results to differ from these projections include risks associated with acquisitions; the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; changes in demand for the Company's services; competition; and prices for petroleum-based products.

Table of Contents   Selected Financial Data  1     Shareholder Information    8

                    President's Letter       2     Annual Report on Form 10K

                    Service Matrix           3     Facility Locations        IBC

                    Going the Distance      4-7

Letter to Shareholders

Going the distance. This is what Safety-Kleen is all about. Our Company's culture is built upon the promise to always provide superior service. This commitment is visible in our alliance with our customers, our employees, the environment and our stakeholders. It is what pushes us each day to make that extra effort and go the extra mile.

In our last annual report to shareholders, we stated that our foremost goal in fiscal 1999 was to complete the integration of the former Laidlaw Environmental Services and Safety-Kleen Corp. into the leading industrial services company in North America. That goal has been achieved.
         During the fiscal year, we sold a majority interest in our European operations; reduced our long term debt from $2.28 billion in 1998 to $1.97 billion at year end; achieved our merger synergy targets; maintained operating margins in excess of 20.5%; re-aligned our business operations into a more effective centralized operating structure; and substantially completed the process of making two corporate headquarters one.

But we did not stop there.
In addition to these tasks, we set out to reintroduce the new Safety-Kleen and the expanded menu of services we offer to commercial and industrial markets. By increasing the number of services to our existing customers and defining new areas of growth in waste water services, coolant management services and industrial lubricants management, we are now uniquely positioned as the leading service provider to the industrial marketplace. Industrial Services contributed $800.1 million, or 47%, to our record fiscal 1999 revenue of $1.69 billion. This business component is Safety-Kleen's future growth vehicle for the rollout of new services and is targeted to contribute an increasing growth rate during fiscal 2000. The Company's successful introduction of Compliance, Vacuum and Imaging Services in the Commercial and Institutional Services markets are examples of how we have successfully utilized and leveraged the existing branch and route-based infrastructure to introduce new services.

What is next?
The challenges of 1999 have helped us to focus more clearly on the opportunities ahead. The integration of Safety-Kleen's assets, sales and service personnel and management teams was an exacting process that allowed us to evaluate how to best move forward in a consolidating industry and produce long-term value for our shareholders. I believe that today's Safety-Kleen is uniquely positioned to benefit from the changes taking place in the waste industry. We know that our unparalleled collection, recycle, treatment and disposal capabilities allow us to quickly and efficiently service all sizes and types of customers across North America. Furthermore, we have identified a tremendous market opportunity with both existing and new customers. We now have the people, the facilities, and the resources in place to continue to build our leading market position in the year 2000 and beyond.
         Safety-Kleen's business is a service business largely based on personal, face-to-face contact with its customers. Our success is a result of all of the Safety-Kleen employees who make the commitment to provide superior service, day-in and day-out. In particular, I would like to recognize and thank each of them for their invaluable contributions during a period of rapid change.
         To our shareholders, our customers, and our suppliers, we appreciate and thank you for your continuing support of Safety-Kleen Corp.

/s/Kenneth W. Winger

Kenneth W. Winger
President and Chief Executive Officer




                              Collection & Recovery Component                             Treatment &
                                                                                          Disposal Component

                              Industrial Services             Commercial/Institutional
                                                               Services

Fiscal 1999 Revenue           $ 800 million                   $ 541 million               $ 313 million
                                47% of total revenue            32% of total revenue        19% of total revenue

Services Offered              o Industrial Waste              o Automotive Parts          o Thermal Treatment
                                Service                         Cleaner Service             - Eight commercial
                                - Small/large quantities        - Solvent/aqueous based.    incineration facilities.
                                of solid and liquid drum        - Customer-owned            - Only incineration
                                wastes.                         machines.                   facility permitted for
                                - Technical Field Service     o Compliance                  dioxin destruction in
                                - Remedial Service            o Dry Cleaner Service         North America.
                              o Industrial Parts              o Imaging Service             - Eight hazardous/three
                                Cleaner Service               o Paint Refinishing           non-hazardous landfills.
                                - Solvent/aqueous based.        Service                   o Specialty Services
                                - Customer-owned machines.    o Used Oil Collection         - PCB management
                              o Industrial Lubricant          o Used Oil Re-refining        - Wastewater processing
                                Management                    o Vacuum Truck Service        - Harbor dredging,
                              o Coolant Management                                          treatment and placement
                              o Water Management

Market Potential              o Market is $4.3                o Market is $1.1            o Market is $2.0
                                billion and nearly 400,000      billion excluding used      billion  for hazardous
                                potential customers             oil services.               waste treatment and
                                - Safety-Kleen currently        - Safety-Kleen currently    disposal
                                has 20% revenue share and       has 33% revenue share       - Safety-Kleen currently
                                120,000 customers.              and 250,000 customers.      has 16% revenue share.
                                - Every manufacturing         o Waste Oil                 o Safety-Kleen
                                establishment in the U.S.       collection market is        maintains 8 of 20
                                has a potential need for        estimated at 800 million    off-site commercial
                                the services offered by 7       gallons.                    incinerators in North
                                of the 12 Industrial            - Safety-Kleen now          America.
                                lines of business               collects 240 million      o Commercial
                                Safety-Kleen offers.            gallons of used oil         incineration market
                                                                annually.                   estimated at $485
                                                                - Re-refines                million.
                                                                approximately 80 million    - Safety-Kleen has 43%
                                                                gallons of base lube per    market share.
                                                                year.                     o Safety-Kleen
                                                                                            operates 8 of the 23
                                                                                            hazardous waste
                                                                                            landfills in North
                                                                                            America.

Strategy                      o   Further expand and          o Continue to push          o Continue to direct
                                  promote single source         into aqueous parts          internal waste streams
                                  service capabilities to       cleaning market as          to Safety-Kleen
                                  the underserved, medium       alternative to              treatment and disposal
                                  quantity waste generator,     solvent-based units, and    facilities and maintain
                                  by bundling traditional       focus on expansion of       incineration utilization
                                  services with new             existing Imaging, Vacuum    levels in excess of 90%.
                                  offerings.                    as well as new
                                                                route-based services.


                         Going the Distance

                         "As a BIM for nearly five years, my responsibilities and opportunities to pursue new business have grown dramatically with the flood of new services Safety-Kleen now offers. Whether it's an opportunity in parts cleaners, compliance, absorbents, transformers or waste water streams, my commitment to the customer is -- We can do that."

                         Not only does a BIM focus on managing existing industrial accounts, more and more they are identifying and tailoring a specific service to satisfy a customer's future needs. The industrial needs assessment checklist has grown from less than 40 categories to nearly 60 service opportunities that Safety-Kleen now readily tackles. The expansion of waste codes and internal disposal facilities opens the door for Safety-Kleen to pursue virtually all waste management and site remediation opportunities.
                           Whether  calling  on  small,  medium,  or  large-size
                         industrial customers, the Safety-Kleen BIM uses the eyes and ears of the Industrial Service Rep to help evaluate additional Safety-Kleen services a customer may require. A growing component of the industrial sales focus is the promotion of several programs that move Safety-Kleen closer to the customer's operations. The INSITE Environmental Management program stations one or more Safety-Kleen employees at a customer's workplace to directly manage all aspects of the client's waste management program. The Total Environmental Activity Management program analyzes a customer's current service requirements and recommends necessary adjustments in their operations, compliance practices, and waste minimization opportunities. In addition, Safety-Kleen's newest on-site recycling services for aqueous and industrial fluid streams are now bundled with the traditional waste services which saves the customer money, while increasing the number of Safety-Kleen services utilized.
                           These   new   services   and   marketing   strategies
                         demonstrate Safety-Kleen's commitment to address all of their customers environmental compliance and waste handling needs.
- picture -

Todd Pikor
Branch Industrial Manager
("BIM")

Approximately 4,000 branch-based sales and service personnel assist Safety-Kleen customers on a daily basis from more than 175 branch locations throughout North
America.

                     - picture -

                     Combined, more than 3.0 million drums of industrial wastes are collected, treated, recycled or disposed of by Safety-Kleen personnel on an annual basis.


                                             - picture -

                                             Safety-Kleen annually collects more
                                             than 200 million  gallons  of  used
                                             solvent from  its customers and re-
                                             cycles more than 85% back  into re-
                                             usable solvent.

As Safety-Kleen looks at new opportunities in the consolidating waste industry as well as the internal development of additional services, the underlying requirement is that they will be supported by the existing infrastructure of the branch-based service.
         For example, the Vacuum Service was introduced in 1996 primarily to enhance service to automotive customers using a Safety-Kleen parts cleaner. This successful service introduction has expanded rapidly into a growing business that focuses primarily on an unserved market.
         A recent rollout of the Vacuum Service to an expanded customer base now allows the service representative to collect a broader variety of waste streams such as coolants, hydraulic fluids, or waste waters in addition to waste oil and sludges. Servicing both commercial and industrial customers, a Vac rep may see customers as often as twice a month or on a semi-annual basis. Approximately 70% of these customers are already using other Safety-Kleen services.
         Similar services that leverage off of the existing branch infrastructure have been introduced in recent years such as the Imaging Services program that offers compliance services and silver and aluminum recovery for photo finishing, medical x-rays, publishing and graphic arts businesses. More recently, the introduction of ArmaKleen, the result of a joint venture between Safety-Kleen and Church and Dwight, makers of Arm & Hammer products, offers a new chemistry for aqueous parts cleaners and industrial cleaning chemicals. Another area of expanded service is integrated compliance. Safety-Kleen now markets compliance solutions, regulatory training, material safety data sheet management, hotlines and other programs to customers through its extensive sales and service network.

"Many of my customers in the automotive industry need our service on a scheduled or sometimes even unscheduled basis. When a garage's underground separator is full or clogged, there is very little that can be accomplished until a Safety-Kleen Vac truck arrives. I am always prepared to be paged for an emergency service."
                                                  - picture -

                                                  Jim Gellner
                                                  Vacuum Services Representative
As   a   result   of   its   recent
acquisition   of  First   Recovery,
Safety-Kleen  will collect  roughly
240  million  gallons  of used  oil
annually.    Nearly   130   million
gallons will be re-refined of which
80  million  will  then  be sold as
base lube stock.

- picture -

                  Safety-Kleen operates 11 Hazardous and Non-
                  hazardou   Landfills  With Over 67  Million
                  Cubic Yards of Capacity,  Allowing  for  an
                  Average Life of Approximately 60 Years.


                                              Safety-Kleen services over 400,000
                                              solvent  and  aqueous based  parts
                                              cleaners  in  its  industrial  and
                                              commercial/institutional  markets.

                  Going the Distance

                  "I personally believe that if you only do `just the basics' in your job, then that's all you will ever be known for. I am very proud of the fact that in my role as Project Manager, Safety-Kleen's services are completely and seamlessly integrated with Monsanto's progressive work environment. We always try to do more here and the result speaks for itself -- We're busier than ever."

                  The unique role of an on-site environmental manager encompasses a number of responsibilities. In addition to managing the collection, packing and direct shipment of all waste streams from the facility, Linda also assists with on-site training courses, environmental seminars, facility inspections and consulting on the development of a custom waste billing system.
                           This   is  an   example   of  a   growing   part   of
                  Safety-Kleen's industrial business -the development of services that help customers manage all phases of their waste program. For many years, Safety-Kleen focused on the smaller-quantity waste generator. While this type of customer remains a large percentage of Safety-Kleen's business, the Company has identified an increasing number of customers with more sophisticated waste handling needs. Today Safety-Kleen has the largest industrial sales/service force in the industry coupled with the complete range of permits, skills and facilities required to fully service the needs of these larger-scale customers.
                           Whether  it  is a  field  chemist  who  travels  on a
                  regional basis or remains on-site at a customer's facility, Safety-Kleen frequently puts an environmental professional at a customer's location to oversee the responsibility of documenting and removing wastes on a scheduled basis. These waste streams are then shipped directly to a disposal facility or transferred to a Safety-Kleen Accumulation Center where the material is consolidated and the appropriate processing, treatment or disposal option is determined.

- picture -

Linda Vishino
INSITE Project Manager
Monsanto

         - picture -

         The   average   automotive   service  rep
         completes 10-15 services daily. This is just the beginning of the 4 million service calls Safety-Kleen makes on an annual basis.

                                        - picture -

                                       Safety-Kleen's combined fleet consists of over 4,000 vehicles driven an average of 100 miles per day on a typical service route.

In addition to the 31 fully-permitted Accumulation/Service Centers Safety-Kleen operates, there are 10 Recycle Centers throughout the United States.
          The Recycle Centers (RCs) in the Safety-Kleen network primarily reclaim waste streams collected by the Company's vast branch service network. While waste solvent is the predominate recyclable material, some RCs work with cleaning fluid, industrial degreasers, PCB-contaminated oil, and inorganic wastewater. Waste streams that cannot be cleaned and returned to their original state for reuse are prepared for different applications such as fuel blending to use as an alternative fuel in cement kilns. Remaining sludges that offer no further value are disposed of through the incineration process.

Like the other RCs, Safety-Kleen's Chicago Recycle Center reclaims used solvents and waste streams from many different types of businesses. However, this particular Recycle Center is unique in that it is primarily a custom recycle and tolling facility where material is usually delivered by tanker or railcar instead of in drums. Receiving large, direct ship quantities from multi-national pharmaceutical, electronics, polymer, chemical, and agricultural companies, the Chicago RC works closely with its customers and partners to assure that their waste is handled efficiently and responsibly. After recycling the fluids, the clean material is returned to the customer or sold to other customers on the open market.

"As facility manager, I am directly involved in the technical, environmental, and safety aspects of our recycle facility to ensure that we have provided `peace of mind' to our customers. We always go the distance for our customers, not as a special consideration, but because it is our duty in the concept of customer service."

                                                                Alfred  Aghapour
                                                                Facility Manager
                                                          Chicago Recycle Center

                                                                   - picture -

Nearly   130,000    businesses    participate   in
Safety-Kleen's  WE  CARE  program,   demonstrating
their  commitment to protect the  environment  and
employ   the   most   environmentally    desirable
waste-handling methods.

-  picture  -

                           To address customer needs in its industrial services and commercial and institutional markets, Safety-Kleen presently offers more than 80 types of service that encompass a multitude of specialized sub-services.

Company Directors James R. Bullock, President and Chief Executive Officer, Laidlaw Inc., Leslie W. Haworth, Senior Vice President and Chief Financial Officer, Laidlaw Inc., Robert W. Luba,(1) President, Luba Financial Inc., John
W. Rollins, Sr., Chairman and Chief Executive Officer, Rollins Truck Leasing Corp., John W. Rollins, Jr.,(2) President, Rollins Truck Leasing Corp., David E. Thomas, Jr.,(2) Senior Managing Director, Raymond James & Associates, Inc., Henry B. Tippie,(1) Chairman, President and Chief Executive Officer, Tippie Services, Inc., James L. Wareham,(1) President, AK Steel Corporation, Kenneth W. Winger, President and Chief Executive Officer, Safety-Kleen Corp., Grover C. Wrenn, President and Chief Executive Officer, Accent Health, Inc.

(1) Member of the Audit Committee (2) Member of the Human Resources and Compensation Committee
--------------------------------------------------------------------------------
Executive Officers James R. Bullock, Chairman of the Board; Kenneth W. Winger, President and Chief Executive Officer; Michael J. Bragagnolo, Executive Vice President, Chief Operating Officer; Paul R. Humphreys, Senior Vice President Finance and Chief Financial Officer; Henry H. Taylor, Vice President, General Counsel and Secretary.

Senior Management Roy D. Bullinger, Senior Vice President Business Management; David M. Sprinkle, Senior Vice President Sales and Service; Michael A. Faucett, Senior Vice President Disposal and Incineration; Barry K. Fogle, Senior Vice President Material Processing. James J. Hattler, Vice President Business Development; Robert Arquilla, Vice President Administration; Donald L. Schwieg, Vice President Technology; Rick L. McEwen, Vice President Planning and Logistics; Timothy P. Keegan, Vice President Oil/Remedial; William D. Ridings, Vice President Controller.
--------------------------------------------------------------------------------
Shareholder Information
Market Information: Safety-Kleen common stock is traded on the New York Stock Exchange under the ticker symbol SK. The approximate number of record holders of Safety-Kleen stock as of Aug. 31, 1999 was 4,063. The following table shows the range of common stock prices for the fiscal quarters indicated as reported by The New York Stock Exchange.


Fiscal Year Ended
August 31, 1999               High         Low

                                                        Corporate Office
First Quarter                 $ 14-1/2     $   8-1/2    Safety-Kleen Corp.
Second Quarter                $ 16         $ 12-1/16    1301 Gervais Street, Suite 300
Third Quarter                 $ 17-3/16    $ 11-11/16   Columbia, S.C. 29201
Fourth Quarter                $ 19-1/4     $ 11-3/4     Phone: (803) 933-4200
                                                        Please visit us via our website at
Fiscal year ended             High         Low          www.safety-kleen.com.
August 31, 1998
                                                        Financial Publications  Copies of Safety-Kleen's 1999
First Quarter                 $ 23         $ 17-1/2     annual report and other financial documents are available
Second Quarter                $ 20-1/2     $ 15-1/2     upon request to Investor Relations, Safety-Kleen Corp.,
Third Quarter                 $ 19         $ 14-1/2     (803) 933-4285.
Fourth Quarter                $ 17-1/2     $ 11-3/4     You may also e-mail requests to
                                                        investorrelations@safety-kleen.com.

                                                        Annual  Meeting Shareholders are  welcome to
                                                        attend the Company's Annual Meeting to be  held  on
                                                        Tuesday, November 30, 1999, at 9:30 a.m., (EST), at
                                                        the Adam's Mark Hotel, 1200 Hampton Street, in
                                                        Columbia, South Carolina.
Stock prices are adjusted to reflect a 1-for-4
reverse split effective December 1, 1998.               Shareholder Inquiries
                                                        EquiServe Trust Company P.O. Box 2500
                                                        Jersey City, NJ 07303-2500
Safety-Kleen has not paid dividends during the          Phone: (800) 446-2617 or
reported periods and does not intend to pay             e-mail: www.equiserve.com
dividends in the foreseeable future



Safety-Kleen Corp.                               1999 Annual Report on Form 10-K





                                   - picture -

                               INSIDE BACK COVER


Collection and Recovery Network



                                  Picture - Map

                                                                o Branch
                                                                o Accumulation/
                                                                  Service Center








Treatment, Recycle and Disposal Network


                                  Picture - Map


                                                           o Recycling Center
                                                           o Oil Re-Refinery
                                                           o Secure Landfill
                                                           o Thermal Treatment
                                                           o Specialty Treatment

Safety-Kleen Corp.                                1301 Gervais Street, Suite 300
                                                  Columbia, South Carolina 29201




                               OUTSIDE BACK COVER
                                   - picture -